Exhibit 99.1

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

	As of June 30,	As of December 31,	As of December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash	¥98,874,577	¥75,084,982	$10,737,010
Restricted cash	8,204	8,204	1,173
Short-term investments	3,599,211	—	—
Notes receivable	—	178,200	25,482
Accounts receivable, net	35,852,484	77,585,955	11,094,644
Inventories, net	1,344,588	654,915	93,652
Other receivables, net	3,760,881	6,252,762	894,133
Other receivables - related parties	67,976	67,976	9,720
Loans to third parties	141,564,073	145,778,591	20,846,061
Purchase advances, net	14,619,556	13,460,083	1,924,766
Contract costs, net	53,547,408	26,519,752	3,792,274
Prepaid expenses	389,216	36,773	5,258
Deferred offering cost	2,529,724	—	—
Total current assets	356,157,898	345,628,193	49,424,173

Property and equipment, net	19,986,635	18,511,089	2,647,051
Construction in progress	12,000,900	40,370,158	5,772,856
Investment in unconsolidated entity, net	—	1,474,974	210,918
Long-term loan to third parties	118,500,000	119,475,040	17,084,703
Operating lease right-of-use assets, net (including ¥696,851 and ¥119,411 ($17,075) from related parties as of June 30, 2025 and December 31, 2025, respectively)	18,975,692	17,537,008	2,507,759
Total Assets	¥525,621,125	¥542,996,462	$77,647,460

LIABILITIES AND EQUITY

Current liabilities
Short-term bank loans	¥11,582,336	¥15,585,806	$2,228,741
Accounts payable	19,398,669	37,422,742	5,351,381
Other payables	6,154,889	5,148,841	736,274
Other payable- related parties	2,927,377	1,290,556	184,547
Contract liabilities	4,719,255	1,273,179	182,062
Contract liabilities- related parties	—	400,000	57,199
Accrued payroll and employees’ welfare	3,212,227	5,813,397	831,305
Taxes payable	795,629	2,855,083	408,271
Short-term borrowings - related parties	10,017,250	10,018,208	1,432,585
Operating lease liabilities - current (including ¥355,601 and ¥119,411 ($17,075) from related parties as of June 30, 2025 and December 31, 2025, respectively)	1,761,231	1,759,435	251,596
Warrant liability - current	—	98	14
Total Current Liabilities	60,568,863	81,567,345	11,663,975

Operating lease liabilities - non-current (including nil and nil from related parties as of June 30, 2025 and December 31, 2025, respectively)	1,081,827	363,277	51,948
Long-term borrowings - related party	10,000,000	10,000,000	1,429,981
Warrant liability - non-current	688	—	—
Total Liabilities	¥71,651,378	¥91,930,622	$13,145,904

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary Shares, $0.0001 US dollar par value, 500,000,000 shares authorized; 10,627,426 shares and 10,627,426 shares issued and outstanding as of June 30, 2025 and December 31, 2025, respectively	101,548	101,548	14,521
Class B Ordinary Shares, $0.0001 US dollar par value, 80,000,000 shares authorized; 20,000,000 shares and 20,000,000 shares issued and outstanding as of June 30, 2025 and December 31, 2025, respectively	14,038	14,038	2,007
Additional paid-in capital	692,569,747	698,913,255	99,943,266
Statutory reserve	4,148,929	4,148,929	593,289
Accumulated deficit	(262,900,639)	(268,723,654)	(38,426,971)
Accumulated other comprehensive income	33,493,895	29,922,499	4,278,860
Total Recon Technology, Ltd’ equity	467,427,518	464,376,615	66,404,972
Non-controlling interests	(13,457,771)	(13,310,775)	(1,903,416)
Total shareholders’ equity	453,969,747	451,065,840	64,501,556
Total Liabilities and Shareholders’ Equity	¥525,621,125	¥542,996,462	$77,647,460

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the six months ended
	December 31,
	2024	2025	2025
	RMB	RMB	USD

Revenue	42,069,270	85,048,921	12,161,834
Cost of revenue	28,714,468	56,571,163	8,089,569
Gross profit	13,354,802	28,477,758	4,072,265

Selling and distribution expenses	5,177,944	4,340,014	620,614
General and administrative expenses	24,038,744	28,677,355	4,100,807
Allowance for (Reversal of) credit losses	870,714	(18,355)	(2,625)
Research and development expenses	10,167,182	7,921,405	1,132,746
Operating expenses	40,254,584	40,920,419	5,851,542

Loss from operations	(26,899,782)	(12,442,661)	(1,779,277)

Other income (expenses)
Subsidy income	21,045	23,606	3,376
Interest income	7,136,259	6,909,801	988,088
Interest expense	(580,977)	(527,976)	(75,500)
Loss on equity shares investments	—	(1,102,361)	(157,636)
Gain (loss) in fair value changes of warrants liability	(10,327)	584	84
Foreign exchange transaction loss	(313,263)	(8,718)	(1,247)
Other expenses	(80,945)	(75,885)	(10,851)
Other income, net	6,171,792	5,219,051	746,314
Loss before income tax	(20,727,990)	(7,223,610)	(1,032,963)
Income tax expenses (benefits)	1,609	(1,609)	(230)
Net loss	(20,729,599)	(7,222,001)	(1,032,733)

Less: Net loss attributable to non-controlling interests	(141,270)	(1,398,986)	(200,052)
Net loss attributable to Recon Technology, Ltd	¥(20,588,329)	¥(5,823,015)	$(832,681)

Comprehensive income (loss)
Net loss	(20,729,599)	(7,222,001)	(1,032,733)
Foreign currency translation adjustment	1,207,501	(3,571,396)	(510,703)
Comprehensive loss	(19,522,098)	(10,793,397)	(1,543,436)
Less: Comprehensive loss attributable to non- controlling interests	(141,270)	(1,398,986)	(200,052)
Comprehensive loss attributable to Recon Technology, Ltd	¥(19,380,828)	¥(9,394,411)	$(1,343,384)

Loss per share - basic and diluted	¥(2.29)	¥(0.61)	$(0.09)

Weighted - average shares -basic and diluted	8,978,328	9,475,344	9,475,344

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

								Accumulated	Total
					Additional			Other	Recon		Total	Total
					Paid-in	Statutory	Accumulated	Comprehensive	Technology,	Non-controlling	shareholders’	shareholders’
	Ordinary Shares				Capital*	Reserve	deficit	income	Ltd’ Equity	Interests	Equity	Equity
	Number of		Number of
	Class A	Amount	Class B	Amount
	Shares*	(RMB)*	Shares	(RMB)*	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(USD)

Balance, June 30, 2024	7,987,959	99,634	7,100,000	4,693	681,476,717	4,148,929	(220,312,085)	37,136,649	502,554,537	(11,620,640)	490,933,897	70,202,611

Capital contribution in controlling interests	—	—	—	—	10,000	—	—	—	10,000	—	10,000	1,430
Restricted shares issued for management	—	—	12,900,000	9,345	5,343,806	—	—	—	5,353,151	—	5,353,151	765,490
Net loss for the period	—	—	—	—	—	—	(20,588,329)	—	(20,588,329)	(141,270)	(20,729,599)	(2,964,293)
Foreign currency translation adjustment	—	—	—	—	—	—	—	1,207,501	1,207,501	—	1,207,501	172,670
Balance, December 31, 2024	7,987,959	¥99,634	20,000,000	¥14,038	¥686,830,523	¥4,148,929	¥(240,900,414)	¥38,344,150	¥488,536,860	¥(11,761,910)	¥476,774,950	$68,177,908

Balance, June 30, 2025	10,627,426	101,548	20,000,000	14,038	692,569,747	4,148,929	(262,900,639)	33,493,895	467,427,518	(13,457,771)	453,969,747	64,916,810

Restricted shares issued for management	—	—	—	—	6,343,508	—	—	—	6,343,508	—	6,343,508	907,110
Net loss for the period	—	—	—	—	—	—	(5,823,015)	—	(5,823,015)	(1,398,986)	(7,222,001)	(1,032,733)
Change of non-controlling interest due to disposal of former subsidiaries’ equity interest	—	—	—	—	—	—	—	—	—	1,545,982	1,545,982	221,072
Foreign currency translation adjustment	—	—	—	—	—	—	—	(3,571,396)	(3,571,396)	—	(3,571,396)	(510,703)
Balance, December 31, 2025	10,627,426	¥101,548	20,000,000	¥14,038	¥698,913,255	¥4,148,929	¥(268,723,654)	¥29,922,499	¥464,376,615	¥(13,310,775)	¥451,065,840	$64,501,556

*Retrospectively restated for the 1-for-18 reverse share split on May 1, 2024 and change in capital structure on March 29, 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended December 31,
	2024	2025	2025
	RMB	RMB	US Dollars
Cash flows from operating activities:
Net loss	¥(20,729,599)	¥(7,222,001)	$(1,032,733)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,724,066	1,438,445	205,695
Loss from disposal of equipment	9,607	314	45
Gain (loss) in fair value changes of warrants liability	10,327	(584)	(84)
Allowance (Reversal of) for credit losses	870,714	(18,355)	(2,625)
Allowance (Reversal of) for slow moving inventories	(523,228)	267,498	38,252
Amortization of right-of-use assets	1,532,232	1,438,684	205,729
Restricted shares issued for management and employees	5,353,151	6,343,508	907,110
Loss on equity shares investments	—	1,102,361	157,636
Cash position changes due to the decrease of ownership interest	—	(32,811)	(4,692)
Accrued interest income from loans to third parties	(6,779,697)	(6,027,268)	(861,888)
Expensing of deferred financing costs	—	2,529,724	361,746
Changes in operating assets and liabilities:
Notes receivable	(1,864,913)	(178,200)	(25,482)
Accounts receivable	(3,348,819)	(43,275,450)	(6,188,307)
Inventories	(718,490)	244,960	35,029
Other receivables	(358,057)	(2,454,191)	(350,945)
Other receivables-related parties	(4,000)	—	—
Purchase advances	81,256	784,301	112,154
Contract costs	8,057,774	28,736,194	4,109,221
Prepaid expense	(295,291)	352,443	50,399
Operating lease liabilities	(1,039,360)	(720,346)	(103,008)
Accounts payable	3,913,353	4,241,036	606,460
Other payables	(1,194,817)	(939,715)	(134,377)
Other payables-related parties	(511,754)	(1,636,821)	(234,062)
Contract liabilities	2,277,655	(3,446,076)	(492,782)
Contract liabilities-related parties	—	400,000	57,198
Accrued payroll and employees’ welfare	179,209	2,601,170	371,962
Taxes payable	691,901	2,008,157	287,163
Net cash used in operating activities	(12,666,780)	(13,463,023)	(1,925,186)

Cash flows from investing activities:
Investment in unconsolidated entity	—	(350,000)	(50,049)
Purchases of property and equipment	(455,380)	(227,699)	(32,561)
Proceeds from disposal of equipment	—	3,580	512
Collection of loans to third parties	2,904,352	1,681,400	240,437
Payments made for loans to third parties	(36,897,900)	(3,200,000)	(457,594)
Payments and prepayments for construction in progress	(5,337,873)	(14,586,221)	(2,085,802)
Redemption of short-term investments	88,892,092	3,496,550	500,000
Net cash generated by (used in) investing activities	49,105,291	(13,182,390)	(1,885,057)

Cash flows from financing activities:
Proceeds from short-term bank loans	—	4,000,000	571,992
Repayments of short-term bank loans	(843,487)	—	—
Deferred offering costs	(810,082)	—	—
Capital contribution by controlling shareholders	10,000	—	—
Net cash generated by (used in) financing activities	(1,643,569)	4,000,000	571,992

Effect of exchange rate fluctuation on cash and restricted cash	(343,038)	(1,144,182)	(163,616)

Net increase (decrease) in cash and restricted cash	34,451,904	(23,789,595)	(3,401,867)
Cash and restricted cash at beginning of period	110,840,610	98,882,781	14,140,050
Cash and restricted cash at end of period	¥145,292,514	¥75,093,186	$10,738,183

Supplemental cash flow information
Cash paid during the period for interest	¥518,086	¥518,417	$74,133
Cash paid during the period for taxes	¥1,363,403	¥—	—

Reconciliation of cash and restricted cash, beginning of period
Cash	¥109,991,674	¥98,033,845	$14,018,654
Restricted cash	848,936	848,936	121,396
Cash and restricted cash, beginning of period	¥110,840,610	¥98,882,781	$14,140,050

Reconciliation of cash and restricted cash, end of period
Cash	¥145,284,391	¥75,084,982	$10,737,010
Restricted cash	8,123	8,204	1,173
Cash and restricted cash, end of period	¥145,292,514	¥75,093,186	$10,738,183

Non-cash investing and financing activities
Payable for construction in progress	—	13,783,037	1,970,948
Investment in unconsolidated entity resulting from transfer out of control	—	1,124,974	160,869

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Organization – Recon Technology, Ltd (the “Company”, “We” or “Our”) was incorporated under the laws of the Cayman Islands on August 21, 2007 as a limited liability company. By far, the Company provides specialized equipment, automation systems, tools, chemicals, outsourcing platform services and field services to energy industry companies mainly in the People’s Republic of China (the “PRC”).

VIEs:

The Company, along with its wholly-owned subsidiaries Recon Investment Ltd. (“Recon-IN”) and Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”), conducts its business through the following PRC legal entities (“Domestic Companies”) that operate in the Chinese energy and chemical industry:

1.	Beijing BHD Petroleum Technology Co., Ltd. (“BHD”),

2.	Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”).

The Company has signed Exclusive Technical Consulting Service Agreements with each of the Domestic Companies, and Equity Interest Pledge Agreements and Exclusive Equity Interest Purchase Agreements with their shareholders (collectively the “VIE Agreements”). Pursuant to these VIE Agreements, the Company has the ability to substantially influence each of the Domestic Companies’ daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder approval. The VIE agreements are designed to render the Company as the primary beneficiary of and entitle the Company of rights to consolidate each Domestic Company for accounting purposes. We believe that the Domestic Companies should be treated as Variable Interest Entities (“VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation and we are regarded as the primary beneficiary of the VIEs.

On February 21, 2019, the Company’s board of directors approved transferring the VIEs and VIE-controlled companies from Jining Recon Technology Ltd. (“Recon-JN”) to Recon-BJ. At the time, both Recon-JN and Recon-BJ were the Company’s wholly owned subsidiaries in China. On April 1, 2019, the Company completed the VIE transfer process and then completed the dissolution of Recon-JN on April 10, 2019, and subsequently completed the dissolution of Recon Technology Co., Limited (“Recon-HK”) on May 15, 2020. The Company does not expect any negative impact of this process on its operations. With the reduction in minority shareholders’ equity, the Company re-signed the VIE agreements on July 10, 2025. Under the new agreements, the Company has the right to absorb 95% of the net income or 100% of the net losses of these domestic companies for accounting purposes, while all other terms remain unchanged.

On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co., Ltd (“HH BHD”), a fully owned subsidiary established by BHD was organized under the laws of the PRC, focusing on the design, assemble and manufacture of heating equipment.

Gan Su BHD Environmental Technology Co., Ltd (“Gan Su BHD”) was established on May 23, 2017, with registered capital of ¥50.0 million. The paid in capital was ¥27,495,000 ($3,931,733) as of December 31, 2025. BHD owned an equity interest of 49% of Gan Su BHD, and the remaining 51% equity interests was owned by an individual shareholder upon incorporation of Gan Su BHD. On September 25, 2017, the individual shareholder became the minority shareholder by transferring 2.0% equity shares to BHD. On April 26, 2021, the minority shareholder of Gan Su BHD transferred 15.4% of her equity interest to BHD. On May 19, 2021, the minority shareholder transferred 3.6% of her equity interest and BHD transferred 15.4% of its equity interest of Gan Su BHD to Nanjing Recon. There was no consideration paid for the transfers, and after the transfers, BHD owns equity an interest of 51% and Nanjing Recon owns an equity interest of 19% of Gan Su BHD, which is focusing on oilfield sewage treatment and oily sludge disposal projects.

Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”) was established on October 16, 2017, with registered capital of ¥50.0 million. The paid in capital was ¥4,200,000 ($600,592) as of December 31,2024. BHD owned an equity interest of 55% of Qinghai BHD previously; however, based on an agreement signed by the shareholders of Qinghai BHD dated October 23, 2018, each of the other two individual shareholders agreed to reduce 10% of their equity interests. As a result, Qinghai BHD returned ¥200,000 paid in capital back to one of the individual shareholders. After the new arrangement, BHD owns a total interest of 75% of Qinghai BHD. Qinghai BHD primarily sold heating furnaces to industrial clients similar to those of BHD’s equipment operations. Qinghai

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

BHD’s major operations was ceased by June, 2025 and was fully wound down by September, 2025. The decision to close Qinghai BHD was made due to its underperformance and lack of market expansion.

Hebei Mashiji New Energy Technology Co., Ltd. (“MSJ”) was established on December 12, 2024, with a registered capital of ¥10 million (approximately $1.4 million). As of June 30, 2025, MSJ was consolidated into the consolidated financial statements as a subsidiary controlled by BHD with a 70% equity interest. As of August 2025, BHD owned a 70% equity interest in MSJ, having invested ¥1,200,000 ($171,598) for this interest. MSJ primarily produces and sells methanol fuel energy-enhancing additives for vehicles. As of August, 2025, MSJ remains in the initial preparatory phase and is undertaking the procedures necessary for applying for the relevant product manufacturing license. On September 11, 2025, BHD transferred 51% of MSJ’s equity to a non-related investor, changing from a controlling shareholder with 70% ownership to a minority shareholder 19% MSJ’s equity interest. From September 11, 2025 to December 31, 2025, BHD invested ¥350,000($50,049) in MSJ as a minority shareholder.

As the energy consumption market opened to private and foreign companies, and online payment technology developed, the Domestic Companies began to invest in the downstream of the oil industry. On December 15, 2017, BHD and Nanjing Recon entered into a subscription agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”), pursuant to which the Domestic Companies acquired an 8% equity interest in FGS. Established in January 2016, FGS is a service company focusing on providing new technical applications and data operations to gas stations and provides solutions to gas stations to improve their operations and their customers’ experience. On August 21, 2018, the Domestic Companies entered into an investment agreement and a supplemental agreement (collectively, the “Investment Agreement”) with FGS and the other shareholders of FGS. Pursuant to the Investment Agreement, our VIEs’ ownership interest in FGS shall increase from 8% to 43%, in exchange for their investment in FGS for a total amount of ¥10.0 million in cash and the issuance of 487,057 (27,059 shares post 2024 Reverse Split) restricted Class A Ordinary Shares to the other shareholders of FGS with certain conditions. As of June 30, 2019, the Domestic Companies invested an aggregate amount of ¥35,116,707 in FGS and issued 487,057 (27,059 shares post 2024 Reverse Split) restricted shares in total to other shareholders of FGS, and the Domestic Companies’ ownership interest in FGS has increased to 43%. On February 4, 2021, Nanjing Recon and BHD, entered into the fourth supplemental agreement to the investment agreement with FGS and FGS’ founding shareholders to acquire 8% equity ownership of FGS. Through the fourth supplemental agreement, the Domestic Companies waived the requirement on FGS’ performance goal about the number of gas stations. Accordingly, the Domestic Companies agreed to pay for the balance of the investment and cancelled the related lock-up terms on the restricted shares, The transaction has been hereby closed. As a result, the Domestic Companies collectively own 51% interest of FGS and began to consolidate the financial results of FGS since January 2021. From July 2025 to December 2025, FGS’s operations were materially and adversely affected by strategic shifts in its major clients’ business decisions and unfavorable changes in domestic industry policies. Consequently, FGS’s revenue and active business activities declined precipitously, reaching zero by the end of December 2025. Following a comprehensive assessment, the Domestic Companies have determined that FGS faces insurmountable challenges in executing a viable business transformation, due to sustained policy headwinds and the irreversible erosion of its core customer base. Accordingly, the Domestic Companies have resolved to initiate the orderly wind-down and dissolution of FGS. This process will involve the formal termination of all remaining employee contracts in a manner compliant with applicable labor laws, followed by the full liquidation of FGS’s assets and the formal deregistration of the company, targeted for completion by the end of fiscal year 2026.

The VIE contractual arrangements

The Company’s main operating entities, the Domestic Companies, are controlled through contractual arrangements by the Company.

A VIE is an entity which has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE, because it met the condition under accounting principles generally accepted in the United States of America (“U.S. GAAP”) to consolidate the VIE.

The Company is deemed to have a controlling financial interest in and be the primary beneficiary of the Domestic Companies because it has both of the following characteristics:

●	The power to direct activities of the Domestic Companies that most significantly impact such entities’ economic performance, and

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

●	The obligation to absorb losses of, and the right to receive benefits from, the Domestic Companies that could potentially be significant to such entities.

Pursuant to these contractual arrangements, the Domestic Companies shall pay service fees equal to all of their net profit after tax payments to the Company. Accordingly, the Company has the right to absorb 95% of net interest or 100% of net loss of those Domestic Companies for accounting purposes. Such contractual arrangements are designed so that the operations of the Domestic Companies are solely for the benefit of the Company, and therefore the Company must consolidate the Domestic Companies under U.S. GAAP.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with the VIEs and the shareholders of the VIEs are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and the VIEs;
●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and the VIEs;
●	limit the Company’s business expansion in China by way of entering into contractual arrangements;
●	impose fines or other requirements with which the Company’s PRC subsidiary and the VIEs may not be able to comply;
●	require the Company or the Company’s PRC subsidiary and the VIEs to restructure the relevant ownership structure or operations; or
●	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs in its consolidated financial statements as it may lose the ability to exercise its rights as the primary beneficiary over the VIEs and it may lose the ability to receive economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and the VIEs. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs and the VIEs’ subsidiaries. However, when the VIEs and the VIEs’ subsidiaries ever need financial support, the Company or its subsidiaries has, at its option and subject to statutory limits and restrictions, provided financial support to the VIEs and the VIEs’ subsidiaries through loans to the VIEs and the VIEs’ subsidiaries.

Non-VIEs:

The Company, along with its wholly-owned subsidiaries, Recon Investment Ltd. (“Recon-IN”) and the following PRC legal entities that operate in the Chinese chemical recycling industry:

1.	Shandong Recon Renewable Resources Technology Co., Ltd. (“Recon-SD”)
2.	Guangxi Recon Renewable Resources Co., Ltd. (“Recon-GX”)

On October 10, 2023, Shandong Recon Renewable Resources Technology Co., Ltd (“Recon-SD”) was established by Recon-IN as its fully owned subsidiary, with a registered capital of $30.0 million. The paid in capital was $13.0 million as of December 31, 2025. Shandong Recon focuses on the plastic chemical cycles business. On February 22, 2024, Guangxi Recon Renewable Resources Co., Ltd. (“Recon-GX”) was established by Recon-IN as its fully owned subsidiary established, with a registered capital of $30.0 million. Recon-GX focuses on the plastic chemical cycles business. The paid in capital was $1.0 million as of December 31, 2025.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Nature of Operations – The Company engages in (1) providing equipment, tools and other components and parts related to oilfield production and other energy industries companies, including simple installations in connection with some projects; (2) providing services to improve production and efficiency of exploited oil wells, (3) developing and selling its own specialized industrial automation control and information solutions, (4) designing, testing and implementing solution of sewage and oily sludge treatment, production and sales of related integrated equipment and project services, (5) developing, upgrading and maintaining the online operation and cooperation platform of gas stations, marketing and promotion services, and (6) plastic chemical cycles business, etc.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP and are expressed in United States dollars (“US dollars”).

Principles of Consolidation – The consolidated financial statements include the accounts of the Company, all the subsidiaries, VIEs and subsidiaries of VIEs of the Company. All transactions and balances between the Company and its subsidiaries and VIEs have been eliminated upon consolidation.

We consolidate all subsidiaries in which we have a controlling financial interest and variable interest entities (“VIEs”) for which we or one of our consolidated subsidiaries is the primary beneficiary. Control generally equates to ownership percentage, whereby (i) affiliates that are more than 50% owned are consolidated; (ii) investments in affiliates of 50% or less but greater than 20% are generally accounted for using the equity method where we have determined that we have significant influence over the entities; and (iii) investments in affiliates of 20% or less are generally accounted for using the cost method.

We consolidate a VIE when we have both the power to direct the activities that most significantly impact the results of the VIE and the right to receive benefits or the obligation to absorb losses of the entity that could be potentially significant to the VIE. Along with the VIEs that are consolidated in accordance with the above guidelines, we also hold variable interests in other VIEs that are not consolidated because we are not the primary beneficiary. We continually monitor both consolidated and unconsolidated VIEs to determine if any events have occurred that could cause the primary beneficiary to change. A change in determination could have a material impact on our financial statements.

Variable Interest Entities - A VIE is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. The Company performs ongoing assessments to determine whether an entity should be considered a VIE and whether an entity previously identified as a VIE continues to be a VIE and whether the Company continues to be the primary beneficiary.

Assets recognized as a result of consolidating VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

Currency Translation - The Company’s functional currency is US dollars and the consolidated financial statements have been expressed in Chinese Yuan (“RMB”) as RMB is the Company’s reporting currency. The consolidated financial statements as of and for the six months ended December 31, 2025 have been translated into US dollars solely for the convenience of the readers. The translation has been made at the rate of ¥6.9931 = US$1.00, the approximate exchange rate prevailing on December 31, 2025. These translated US dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into US dollars.

Estimates and Assumptions - The preparation of the consolidated financial statements in conformity with US GAAP, which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for credit losses related to

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets, goodwill and investment in unconsolidated entity, the discount rate for lease and investment, valuation of the convertible notes, price purchase allocation for business combination and the fair value of share-based payments. The use of estimates is an integral component of the financial reporting process; actual results could differ from those estimates.

The key assumptions underlying the Company’s accounting for material arrangements and the reasonably likely material effects of resolving any uncertainties on the Company’s allowance for credit losses related to purchase advances. The production of the Company’s products requires custom-made equipment from its suppliers. To ensure that it can secure the required customized equipment, the Company often needs to make full prepayment for its intended purchases. As a standard practice in the petroleum extraction industry, the Company generally must submit a bid in order to secure the sales contract. The bidding process generally takes between one month to one year and the timing depends on the size of the overall project, which timing and size are generally controlled by its client. In order to secure timely purchase delivery and to meet its product delivery schedule, the Company normally prepays for the purchase advances if the Company believes that it is more than likely to win the bid for the sales contract which is accounted as pre-contract costs. After winning the bid and securing the sale contract, the Company normally needs to deliver its products approximately within one week to six months. Based on the Company’s historical experience, the Company generally is able to realize its purchase advances on the customized equipment that it orders. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

Fair Values of Financial Instruments - The U.S. GAAP accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts reported in the consolidated balance sheets for short-term investments, accounts receivable, notes receivable, other receivables, purchase advances, contract cost, accounts payable, other payable, accrued liabilities, contract liabilities, short-term bank loans and short-term borrowings – related parties approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amounts of the long-term borrowings is estimated using discounted cash flow models, which discount future principal and interest payments at current market interest rates for similar debt instruments with comparable credit risk and maturities. The carrying amount may approximate fair value only if the stated interest rates are consistent with prevailing market rates at the reporting date. The fair value of loans to third parties is estimated by discounting expected future cash flows at current market rates applicable to instruments with similar credit profiles and terms. The carrying amount, which is measured at amortized cost less any allowance for credit losses, may differ from fair value if market interest rates or credit conditions have changed significantly since origination.

Cash - Cash includes cash on hand consisting of coins, currency, and cash in bank deposit accounts at multiple financial institutions.

Short-term investments - Short-term investments include wealth management products, which are certain deposits with fixed interest rates and the principal are guaranteed by the financial institutions. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities within one year. The interest earned is recognized in the consolidated

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

statements of operations and comprehensive income (loss) as interest income. As of June 30, 2025 and December 31, 2025, the Company had short-term investments balance of ¥3.6 million and nil, including accrued interests of ¥17,411 and nil, respectively.

Accounts Receivables, Net, Other Receivables, Net and Loan to Third Parties - Accounts receivables are carried at original invoiced amount less a provision for any potential uncollectible amounts. In July 2020, the Company adopted ASU 2016-13, Topics 326-Credit Loss, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology, as its accounting standard for its accounts receivable and other receivables. Other receivables and loan to third parties arise from transactions with non-trade customers.

Accounts receivable, other receivables and loan to third parties are recognized and carried at carrying amount less an allowance for credit loss, if any. The Company maintains an allowance for credit losses resulting from the inability of its trade and non-trade customers (“customers”) to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis. The Company has also included in calculation of allowance for credit losses. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The Company also considers external factors to the specific customer, including current conditions and forecasts of economic conditions. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses.

The Company evaluates the creditworthiness of all of its customers individually before accepting them and continuously monitors the recoverability of accounts receivable, other receivables and loan to third parties. If there are any indicators that a customer may not make payment, the Company may consider making provision for non-collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. The following are some of the factors that the Company considers in determining whether to discontinue sales, record as contra revenue or allowance for credit losses:

●	the oil price and fluctuation of the overall oil industry;
●	the customer fails to comply with its payment schedule;
●	the customer is in serious financial difficulty;
●	a significant dispute with the customer has occurred regarding job progress or other matters;
●	the customer breaches any of the contractual obligations;
●	the customer appears to be financially distressed due to economic or legal factors;
●	the business between the customer and the Company is not active; and
●	other objective evidence indicates non-collectability of the accounts receivable, other receivables and loan to third parties.

The Company considers the following factors when determining whether to permit a longer payment period or provide other concessions to customers:

●	the customer’s past payment history;
●	the customer’s general risk profile, including factors such as the customer’s size, age, and public or private status;
●	macroeconomic conditions that may affect a customer’s ability to pay; and
●	the relative importance of the customer relationship to the Company’s business.

Notes Receivable - Notes receivable represent short-term notes receivable the Company receives from its customers as payment for amounts owed to the Company in normal course of business operation. The notes receivables are issued by reputable financial institutions that entitle the Company to receive the full-face amount from the financial institutions at maturity, which generally ranges from three to six months from the date of issuance.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Purchase Advances, Net - Purchase advances are the amounts prepaid to suppliers for materials, services, and capital expenditures, including equipment, construction-related goods, and third-party supervision services. These amounts are initially classified as current assets (Advances to Suppliers) if expected to be settled within 12 months or non-current assets if the benefit period exceeds one year. Upon receipt of goods/services, advances are reclassified to Inventory, Property, Plant, and Equipment, or expensed as incurred. Unrecoverable advances are recognized as impairments. Significant balances are disclosed separately.

Inventories, Net - Inventories are stated at the lower of cost or net realizable value, on a first-in-first-out basis. The methods of determining inventory costs are used consistently from year to year. Market value of the inventories is determined based on its estimated net realizable value, which is generally the selling price less normally predictable costs of disposal and transportation. The Company records write-downs of inventory that is obsolete or in excess of anticipated demand or market value based on consideration of product lifecycle stage, technology trends, product development plans and assumptions about future demand and market conditions. Actual demand may differ from forecasted demand, and such differences may have a material effect on recorded inventory values. Inventory write-downs are charged to cost of revenue and establish a new cost basis for the inventory.

Deferred offering costs - ASC 340-10, Deferred offering costs consisted of fees and expenses incurred in connection with the sale of the Company’s ordinary shares, including the legal, accounting, printing and other offering related costs. Upon completion of the offering, these deferred offering costs are to be reclassified from current assets to shareholders’ equity and recorded against the net proceeds from the offering. As of December 31, 2024 and 2025, deferred offering costs amounted to $0.8 million and nil, respectively.

Property and Equipment, Net - Property and equipment are stated at cost. Depreciation on motor vehicles and office equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from two to five years. Production equipment includes Equipment and Utilities and Facilities, both of which are depreciated using the straight-line method based on the estimated useful life of the assets. The useful life of Equipment is 10 years, while the useful life of Utilities and Facilities is 20 years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets.

Items	Useful life
Motor vehicles	3-5 years
Office equipment and fixtures	2-5 years
Building	15-40 years
Production equipment, including:
Equipment	5-10 years
Utilities and Facilities	5-20 years
Leasehold improvement	Lesser of useful life and lease term

Construction in progress includes property and equipment in the course of construction for production or for its own use purposes. Construction in progress is carried at cost less any recognized impairment loss. Construction in progress is classified to the appropriate category of property and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Investment in unconsolidated entity - The Company’s investments in unconsolidated entities are equity interests over which the Company has no control, joint control, or significant influence (the “Investments”). Pursuant to US GAAP (ASC 321 and ASC 323), the accounting treatment is determined by the Company’s influence over investees and the availability of readily determinable fair values.

For investments where the Company holds less than 20% of voting equity interests and has concluded it lacks significant influence, the Investments are accounted for under ASC 321-10-35-2’s measurement alternative. The measurement alternative applies because the Investments’ fair values are not readily determinable (no active/comparable market, and reliable estimates are impracticable). Initially measured at cost, subsequent carrying amounts are adjusted for impairments, observable price changes in orderly transactions for the same/similar securities, and cash dividends.

The Company evaluates impairments annually. A qualitative assessment identifies impairment indicators; if present, fair value is estimated under ASC 820 using appropriate valuation techniques (e.g., DCF, comparable transactions) with relevant inputs. Pursuant to ASC 321-10-50-3, the Investments’ carrying amounts, impairments, cumulative price adjustments, and explanatory information are disclosed in the notes 12.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Long-term Investments - ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative. The new guidance requires modified retrospective application to all outstanding instruments for fiscal years beginning after December 15, 2017, with a cumulative effect adjustment recorded to opening accumulated deficit as of the beginning of the first period in which the guidance becomes effective. However, changes to the accounting for equity securities without a readily determinable fair value would be applied prospectively. The Company adopted the new financial instruments accounting standard from July 1, 2018.

-	Equity Investments with Readily Determinable Fair Values - Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

-	Equity Investments without Readily Determinable Fair Values - After the adoption of this new accounting standard, the Company elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investments in current earnings. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known.

-	Equity Investments Accounted for Using the Equity Method - The Company accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investment in privately held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company recorded no impairment loss on its equity method investment during the six months ended December 31, 2024 and 2025. The Company recorded no investment income on its equity method investment in unconsolidated entities during the six months ended December 31, 2024 and 2025, respectively.

Non-controlling Interests - For the Company’s majority-owned subsidiaries, VIEs and subsidiaries of VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of operation and comprehensive income (loss) to distinguish the interests from that of the Company.

Revenue Recognition - In accordance with ASC 606, “Revenue from Contracts with Customers”, revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The core principle underlying the new revenue recognition Accounting Standards Update (“ASU”) is that the Company recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company identifies contractual performance obligations and determines whether revenue should be recognized at a point in time or over time, based on when goods or services are provided to a customer.

Payment terms and conditions vary according to the type of contract, although the Company generally requires customers to pay within one year of the satisfaction of performance obligations. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that the contracts do not include a significant financing component. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Disaggregation of Revenue

Revenue are recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The following items represent the Company’s revenue disaggregated by revenue source. In accordance with ASC 606-10-50-5, the Company selects categories to present disaggregated revenue that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors and delivery conditions of products and fulfillment of obligations.

The Company’s disaggregation of revenue for the six months ended December 31, 2024 and 2025 is disclosed in Note 30.

Automation Products and Software; Equipment, Accessories and Others

The Company generates revenue primarily through delivery of standard or customized products and equipment, including automation products, furnaces and related accessories. Revenue is recognized when products are delivered, and acceptance reports are signed off by customers.

The sale of automation products or specialized equipment when combined with services represent a single performance obligation for the development and construction of a single asset. The Company may also provide design or installation services to clients as there may be such obligation in contracts. The promises to transfer the goods and provision of services are not separately identifiable, which is evidenced by the fact that the Company provides significant services of integrating the goods and services into a single deliverable for which the customer has contracted. For such sales arrangements, the Company recognizes revenue using input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of goods and services to the customer.

Oilfield Environmental Protection Service

The Company provides wastewater treatment products and related service to oilfield and chemical industry companies and generates revenue from special equipment, self-developed chemical products and supporting service, transfer. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue when products are delivered, on-site assistance services rendered, and acceptance reports are signed off by customers. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

The Company provides oily sludge disposal and treatment services to oilfield companies and generates revenue from treatment services of oily sludge. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue using output method, based on the percentage-of-completion method. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

Platform Outsourcing Services

The Company provides online platform development and maintenance services to gas stations in various provinces in China. The Company believes that customers receive and consume the economic benefits simultaneously as the Company fulfills its performance obligations and that the operation and maintenance services are continuous in nature, with customers receiving ongoing benefits throughout the service period. The Company invoices customers at the end of each month based on fixed service fees and classifies this portion of revenue as revenue recognized over time.

The Company also provides API (application programming interface) port export services and related maintenance services to business partners in various industries that may have transactions in the fueling scenario. As the Company does not create or enhance assets controlled by its customers during the provision of its services and its customers do not simultaneously receive and consume services, the Company recognizes revenue at a single point in time when the online transaction is completed. The Company’s services enable terminal users of various mobile applications operated by its customers or partners to complete refueling transactions in cash or online through various payment channels; when each transaction, including refueling and payment, is completed, the Company is entitled to charge, at pre-set rates, each transaction amount as a service fee and recognize the underlying amount as revenue. Related fees are generally billed monthly on a per-transaction basis.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Arrangements with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations. For such arrangements, the Company will allocate revenue to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers or using expected cost-plus margin.

Contract Balances

The Company’s contract balances include contract costs, net and contract liabilities from contracts with customers, and the following table provides information about contract balances:

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
		(Unaudited)	(Unaudited)
Contract costs, net	¥53,547,408	¥26,519,752	$3,792,274
Contract liabilities	¥4,719,255	¥1,273,179	$182,062
Contract liabilities- related parties	¥—	¥400,000	$57,199

Contract Costs, Net - The Company recognizes an asset from the costs incurred to fulfill a contract when those costs meet all of the following criteria: (i) the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify; (ii) the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and (iii) the costs are expected to be recovered.

Pre-Contract Costs - Pre-contract costs are the amounts prepaid to suppliers for purchases of customized equipment in anticipation of obtaining planned contracts for the Company’s hardware and software revenue. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

Executed Contract Costs - Direct costs, such as material, labor, depreciation and amortization and subcontracting costs and indirect costs allocable to contracts include the costs of contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance for quality assurance purposes before clients’ initial acceptance. Once products are delivered, installed and debugged for intended use and accepted by a client, which may last from weeks to months (this process is decided by the client’s individual project construction arrangement), the Company records revenue based on the contract or the final clients’ acceptance. Minor costs for repair during the maintenance period after initial acceptance are recorded as cost of goods sold as they are incurred. All other general and administrative costs and selling costs are charged to expenses as incurred. The Company generally ships its products approximately one week to six months after production begins and the timing depends on the size of the overall project.

Contract Liabilities - Contract liabilities are recognized for contracts where payment has been received in advance of performance under the contract. The Company’s contract liabilities consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates. Contract liabilities are recognized as revenue after control of the products or services is transferred to the customer and all revenue recognition criteria have been met. The amount of revenue recognized during the six months ended December 31, 2024 and 2025 that was previously included within contract liability balances was ¥263,824 ($37,726), and ¥3,634,599 ($519,741), respectively.

Performance Obligations - Performance obligations include delivery of products and provision of services. The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied. This occurs when the control of the goods and services have been transferred to the customer. Accordingly, revenue for sale of goods is generally recognized upon shipment or delivery depending on the shipping terms of the underlying contract, and revenue for provision of services is recognized upon the service rendered. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods and providing services.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in revenue, and costs incurred by the Company for the delivery of goods are classified as cost of sales in the consolidated statements of operations and comprehensive income (loss). Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of December 31, 2025.

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year and not significant.

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are majorly less than one year in length, consideration will not be adjusted. For the Company’s contracts include a standard payment term of 90 days to 180 days; consequently, there is no significant financing component within contracts. There are also some new contracts that will not be completed within one year from year 2025, the Company did calculation and the amount was not material as end of December 31, 2025.

Share-Based Compensation - Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis over the requisite service period for the entire award. The Company has elected to recognize compensation expenses using the valuation model estimated at the grant date based on the award’s fair value.

Research and Development Expenses - Research and development costs comprise the costs of developing and improving new and existing products and services, including employee compensation, materials, depreciation of equipment and contracted technical services. All R&D costs are expensed as incurred unless specific development projects (e.g. qualifying software systems or equipment prototypes) demonstrate technological feasibility and probable future economic benefits. Field testing costs for pre-commercial products are classified as R&D until technological validation is achieved. As of December 31, 2025, we have had no capitalization.

Leases - The Company follows FASB ASC No. 842, Leases (“Topic 842”). The Company leases office spaces and land use rights, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. There was no impairment for ROU lease assets as of June 30, 2025 and December 31, 2025.

Income Taxes - Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes. Deferred taxes are provided on differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, and tax carry forwards. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company has not been subject to any income taxes in the United States or the Cayman Islands.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

financial statements from such a position would be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company has no uncertain tax position as of December 31, 2025 and June 30, 2025.

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ and VIE and subsidiaries of the VIE’s tax years ended December 31, 2021 through December 31, 2025 for the Company’s People’s Republic of China (“PRC”) subsidiaries remain open for statutory examination by PRC tax authorities.

Comprehensive Income (Loss) - Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation gain or loss resulting from the translation of the financial statements expressed in US$ to RMB is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss).

Earnings (Loss) per Share - Earnings (loss) per share (“EPS”) is computed by dividing net income (loss) by the weighted average number of Ordinary Shares outstanding. Diluted EPS are computed by dividing net income (loss) by the weighted-average number of Ordinary Shares and dilutive potential Ordinary Share equivalents outstanding. Potentially dilutive Ordinary Shares consist of Ordinary Shares issuable upon the conversion of ordinary share options, restricted shares and warrants (using the treasury share method).

Given the fact that the “2024 Reverse Split” only affected the outstanding number of the Company’s Class A Ordinary Shares, the weighted average number of Class A Ordinary Shares outstanding had been retroactively restated for the 1-for-18 reverse shares split. While the Class B Ordinary Shares’ number and voting power were not subjected to the 2024 Reverse Split, according to the Company’s Fourth Amended and Restated M&A and Articles of Association, “each Class B Ordinary Share entitles its holder the right to convert it into one eighteenth (1/18) of a Class A Ordinary Share at any time. Correspondingly, each one eighteenth (1/18) of a share of Class B Ordinary Share has dividend rights equivalent to the one share of Class A Ordinary Share”. In addition, (a) since becoming public, the Company has never declared a dividend, and (b) if a dividend were declared, the Board of Directors would intend to make sure the dividends were properly allocated among the Class A Ordinary Shares and Class B Ordinary Shares to give effect to the 1/18 ratio. The Company believes that all of these treatments are designed to ensure that the dividend rights and the dividend rate are the same with that for Class A and Class B Ordinary Shares. To calculate EPS equally for all ordinary shares, the Company use the sum of the weighted average number of Class A Ordinary Shares outstanding and one-eighteenth of the weighted average number of Class B Ordinary Shares outstanding as the denominator.

The following table sets forth the computation of basic and diluted earnings per share for the six months ended December 31, 2024 and 2025:

	For the six months ended December 31,
	2024	2025	2025
	RMB	RMB	US Dollars
	(Unaudited)	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to Recon Technology, Ltd	¥(20,588,329)	¥(5,823,015)	$(832,681)

Denominator:
Weighted-average number of ordinary shares outstanding – basic*	8,978,328	9,475,344	9,475,344
Class A Ordinary Shares*	7,987,959	8,364,232	8,364,232
Class B Ordinary Shares (used for EPS calculation) **	990,369	1,111,112	1,111,112
Potentially dilutive shares from outstanding options/warrants	—	—	—
Weighted-average number of ordinary shares outstanding – diluted*	8,978,328	9,475,344	9,475,344

Loss per share – basic and diluted *	¥(2.29)	¥(0.61)	$(0.09)
*	Retrospectively restated for the 1-for-18 reverse share split on May 1, 2024.
**

The Class B Ordinary Shares were not subjected to reverse shares split, and each Class B Ordinary Share is convertible into one-eighteenth (1/18) of one Class A Ordinary Share at any time by the holder thereof, so the weighted average number of Class B Ordinary Shares is calculated on a one-for-eighteen basis of issued and outstanding Class B Ordinary Shares.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Warrants - The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own Class A Ordinary Shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations.

Recently Issued Accounting Pronouncements

In December 2025, the FASB issued ASU No. 2025-10 – Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), to establish guidance on the recognition, measurement, and presentation of government grants received by business entities. ASU 2025-10 is effective for annual periods beginning after December 15, 2028 (year ending December 31, 2029 for the Company). The Company is currently evaluating the impact the adoption of ASU 2025-10 will have on its consolidated financial statements.

On September 2025, the FASB issued ASU 2025-06 – Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which simplifies the capitalization guidance by removing all references to software development project stages so that the guidance is neutral to different software development methods. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, with early adoption permitted. The amendments in this update permit an entity to apply the new guidance using a prospective, retrospective or modified transition approach. We are currently in the process of evaluating the effects of this pronouncement on our consolidated financial statements.

On July 30, 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses, to address challenges that private companies encounter when applying ASC 326 to estimate expected credit losses on short-term receivables arising from contracts with customers under ASC 606. These challenges include the complexity and cost of collecting macroeconomic data, as well as the limited impact such data has on estimating credit losses for short-term assets. The update introduces a practical expedient for all entities to simplify the use of macroeconomic data in these assessments and allows private companies to elect a simpler accounting policy. These changes are intended to reduce compliance costs while improving the usefulness and feasibility of financial reporting. The Company is evaluating the impact of the adoption of this guidance.

On May 15, 2025, the FASB issued ASU 2025-04, which requires entities to measure and classify share-based consideration paid to customers (such as stock warrants) using the guidance in ASC 718, and to determine whether any associated vesting conditions are service conditions or performance conditions, in order to standardize accounting treatments, reduce diversity in practice, and accurately determine the timing of revenue recognition. The amendments are effective for all entities for annual reporting periods beginning after December 15, 2026, including interim periods within those annual periods. Early adoption is permitted, and entities may apply the new guidance either on a modified retrospective basis or a retrospective basis. The Company believes that this update will have no impact on its consolidated financial statements and disclosures.

On May 12, 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810), which proposes to improve the guidance for identifying the accounting acquirer in a business combination in order to address inconsistencies in accounting treatment and comparability between transactions involving variable interest entities (VIEs) and those that do not. The amendments in this update are effective for all entities for annual reporting periods beginning after December 15, 2026, and for interim periods within those annual periods. The Company believes that this update will have no impact on its consolidated financial statements and disclosures.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

NOTE 3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
Third Parties		(Unaudited)	(Unaudited)
Trade accounts receivable	¥37,916,569	¥81,833,486	$11,702,033
Allowance for credit losses	(2,064,085)	(4,247,531)	(607,389)
Total third parties, net	¥35,852,484	¥77,585,955	$11,094,644

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
Third Parties- long-term		(Unaudited)	(Unaudited)
Trade accounts receivable	¥886,267	¥244,800	$35,006
Allowance for credit losses	(886,267)	(244,800)	(35,006)
Total third-parties, net	¥—	¥—	$—

Provision for credit losses of accounts receivable due from third parties was ¥1,614,507 for the six months ended December 31, 2024. Provision for credit losses of accounts receivable due from third parties was ¥1,541,979 ($220,500) for the six months ended December 31, 2025.

As the date of this report, approximately 36.7%, or ¥28.5 million ($4.1 million) of net outstanding balance as of December 31, 2025 has been collected.

Movement of allowance for credit losses is as follows:

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
		(Unaudited)	(Unaudited)
Beginning balance	¥1,968,461	¥2,950,352	$421,895
Charge to credit losses	981,891	1,541,979	220,500
Ending balance	¥2,950,352	¥4,492,331	$642,395

NOTE 4. NOTES RECEIVABLE

Notes receivable represented the non-interest-bearing commercial bills the Company received from the customers for the purpose of collection of sales amounts, which ranged from three to six months from the date of issuance. As of June 30, 2025 and December 31, 2025, notes receivable was nil and ¥178,200 ($25,482), respectively. As of June 30, 2025 and December 31, 2025, no notes were guaranteed or collateralized. As the date of this report, 100%, or ¥178,200 ($25,482) have been subsequently collected.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 5. OTHER RECEIVABLES, NET

Other receivables, net consisted of the following:

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
Third Party		(Unaudited)	(Unaudited)
Business advances to officers and staffs *	¥797,263	¥729,186	$104,272
Deposits for projects	1,433,882	1,222,880	174,870
VAT recoverable	1,139,075	4,103,781	586,833
Others	1,127,654	878,952	125,688
Allowance for credit losses	(736,993)	(682,037)	(97,530)
Other receivable, net	¥3,760,881	¥6,252,762	$894,133
*

Business advances to officers and staffs represent advances for business travel and sundry expenses related to oilfield or on-site installation and inspection of products through customer approval and acceptance.

Net recovery of provision for credit losses of other receivables was ¥224,756 for the six months ended December 31, 2024. Net recovery of provision for credit losses of other receivables was ¥54,956 ($7,859) for the six months ended December 31, 2025.

Movement of allowance for credit losses is as follows:

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
		(Unaudited)	(Unaudited)
Beginning balance	¥800,374	¥736,993	$105,389
Charge to (reversal of) allowance	(63,381)	(54,956)	(7,859)
Ending balance	¥736,993	¥682,037	$97,530

NOTE 6. LOANS TO THIRD PARTIES-SHORT TERM

Loans to third parties-short term consisted of the following:

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
		(Unaudited)	(Unaudited)
Working fund to third party companies	¥141,564,073	¥145,778,591	$20,846,061
Loans to third parties-short term	¥141,564,073	¥145,778,591	$20,846,061

Loans to third parties are mainly used for short-term funding to support the Company’s external business partners and at the same time the Company can earn interest income from these loans. Most of these loans bear interest of 6% to 12% per annum and have terms of no more than one year. The Company periodically reviewed the loans to third parties as to whether their carrying values remain realizable. The Company believes that the risk associated with the above loans are relatively low based on the evaluation of the creditworthiness of these third-party debtors and the relationships with them.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 7. LOANS TO THIRD PARTIES- LONG TERM

Loans to third parties-long term consisted of the following:

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
		(Unaudited)	(Unaudited)
Working fund to third party companies	¥118,500,000	¥119,475,040	$17,084,703
Loans to third parties-long term	¥118,500,000	¥119,475,040	$17,084,703

Long-term loans are interest-bearing, with interest rates ranging from 4.5% to 12.0% per annum, and have terms exceeding one year. Long-term loans are typically secured by collateral or other protective measures, which mitigate risk and ensure repayment is guaranteed. The Company periodically reviewed the loans to third parties as to whether their carrying values remain realizable. The Company believes that the risk associated with the above loans are relatively low based on the evaluation of the creditworthiness of these third-party debtors and the relationships with them. As of the date of this report, nil was natured and collected by the Company, and the remaining amount is expected to be paid in full in accordance with the terms and conditions specified in the contract.

In October 2025, following the approval by the Company’s Board, a special-purpose loan agreement was entered into with a domestic company. In accordance with the terms of this agreement, the Company provided a loan of ¥100 million to facilitate participation in an industrial park project. The term of the loan is 20 years, and the annual interest rate is 4.5%. The loan is intended to facilitate the acquisition of long-term capital gains and other business resources.

As of the date of this report, the company's long-term third-party loans were covered by collateral with a total fair value of ¥688.3 million (approximately $98.4 million).

NOTE 8. PURCHASE ADVANCES, NET

Purchase advance, net consisted of the following:

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
		(Unaudited)	(Unaudited)
Prepayment for construction	¥14,489,026	¥13,445,448	$1,922,674
Prepayment for others	380,358	224,635	32,122
Allowance for doubtful accounts	(249,828)	(210,000)	(30,030)
Purchase advance, net	¥14,619,556	¥13,460,083	$1,924,766

NOTE 9. CONTRACT COSTS, NET

Contract costs, net consisted of the following:

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
Third Party		(Unaudited)	(Unaudited)
Contract costs	¥57,093,826	¥28,357,632	$4,055,087
Allowance for credit losses	(3,546,418)	(1,837,880)	(262,813)
Total contract costs, net	¥53,547,408	¥26,519,752	$3,792,274

As of December 31, 2025, total contracts costs, net amounted to ¥26.5 million ($3.8 million), of which 16.8%, or ¥4.5 million ($0.6 million) have been subsequently realized as the date of this report, and the remaining balance is expected to be utilized by December 2026.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The net recovery of credit losses of contract costs was ¥521,268 for the six months ended December 31, 2024. The net recovery of credit losses of contract costs was ¥1,622,050 ($231,950) for the six months ended December 31, 2025.

Movement of allowance for credit losses of contract costs is as follows:

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
		(Unaudited)	(Unaudited)
Beginning balance	¥8,394,288	¥3,546,418	$507,131
Reversal of allowance	(4,079,681)	(1,622,050)	(231,950)
Charge to cost of sales	(768,189)	(86,488)	(12,368)
Ending balance	¥3,546,418	¥1,837,880	$262,813

NOTE 10. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
		(Unaudited)	(Unaudited)
Motor vehicles	¥3,665,426	¥3,779,054	$540,398
Office equipment and fixtures	1,368,950	1,389,871	198,749
Production equipment	30,938,857	30,637,087	4,381,045
Leasehold improvement	2,260,000	2,260,000	323,176
Total cost	38,233,233	38,066,012	5,443,368
Less: accumulated depreciation	(18,072,448)	(19,382,623)	(2,771,678)
Less: accumulated impairment	(174,150)	(172,300)	(24,639)
Property and equipment, net	¥19,986,635	¥18,511,089	$2,647,051

Depreciation expenses were ¥1,724,066 and ¥1,438,445 ($205,695) for the six months ended December 31, 2024 and 2025, respectively.

Income from property and equipment disposal was ¥9,608 and ¥314 ($45) for the six months ended December 31, 2024 and 2025, respectively.

NOTE 11. CONSTRUCTION IN PROGRESS

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
		(Unaudited)	(Unaudited)
Construction in progress	¥12,000,900	¥40,370,158	$5,772,856

Construction in progress refers to the factory construction being undertaken by Recon-SD for its plastic recycling business (“the Project”). It primarily accounts for the direct and indirect costs incurred by the Project. The Project occupies approximately 50 acres. Upon full completion, the Project will comprise of a production workshop, a process equipment area, a raw material warehouse area, a tank farm area, multi-functional office buildings, a hazardous waste storage facility, and supporting utility infrastructure. Currently, two production lines are under construction. The overall factory construction is expected to be finished in July 2026. The total budget for the Project is approximately $20 million. As of December 31, 2025, the construction costs amounted to ¥40,370,158 ($5,772,856).

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 12. INVESTMENT IN UNCONSOLIDATED ENTITY, NET

Investment in unconsolidated entity, net consisted of the following:

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
		(Unaudited)	(Unaudited)
Investment in unconsolidated entity - Initial cost	¥—	¥1,474,974	$210,918
Investment in unconsolidated entity, net	¥—	¥1,474,974	$210,918

The Investment in unconsolidated entity is BHD’s 19% equity interest in MSJ. MSJ was established on December 12, 2024. As of June 30, 2025, MSJ was consolidated into the consolidated financial statements as a subsidiary controlled by BHD with a 70% equity interest. As of August, 2025, BHD owned a 70% equity interest in MSJ, having invested ¥1,200,000 ($171,598) for this interest. On September 11, 2025, BHD transferred 51% of MSJ’s equity to a non-related investor, changing from a controlling shareholder with 70% ownership to a minority shareholder 19% equity interest. An investment income of ¥201,384 ($28,798) was recognized due to the disposal of equity interest. From September 11, 2025 to December 31, 2025, BHD invested ¥350,000 ($50,049) in MSJ as a minority shareholder.

NOTE 13. BUSINESS ACQUISITION AND INVESTMENT IN UNCONSOLIDATED ENTITY

(U)Step Acquisition of Future Gas Station (Beijing) Technology, Ltd (“FGS”)

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with FGS and the other shareholders of FGS. Following full performance under the Agreement, Recon will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, the Company will (1) pay a total of RMB10 million in cash to FGS and (2) issue 487,057 (27,059 shares post 2024 Reverse Split) restricted Class A Ordinary Shares of the Company (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording the Company’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, the Company has the right to cancel all of the Restricted Shares and without further payment. The Restricted Shares are also subject to lock-up period requirements that vary for each of FGS shareholders, from one year to three years following issuance of the Restricted Shares. FGS has finalized recording Recon’s corresponding interest at the local governmental agency, and Recon has issued 487,057 (27,059 shares post 2024 Reverse Split) Restricted Shares in total to the other shareholders of FGS in August 2018.

On September 24, 2019, the Company signed an extension agreement with FGS and the other shareholders of FGS to postpone the Agreement to provide extra period for FGS to further fulfill the goals mentioned on the supplemental agreement. During the original contract period, FGS adjusted its operation model with an advanced improvement of its mobile applications and business model. Objected user and average Gross Merchandise Volume (“GMV”) of FGS’ mobile applications have been exceeded. FGS will need an extension to deploy its business in more provinces to complete a goal of 200 more gas stations.

On March 17, 2020, the Company signed a new supplemental agreement with FGS and the other shareholders of FGS to extend another 12 months to February 2021 for FGS and its shareholders to fulfill the goals mentioned on the supplemental agreement.

As of December 31, 2020, the Company owned 43% of the equity interests of FGS. The investments are accounted for using the equity method because the Company has significant influence, but no control of FGS.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

On February 8, 2021, and pursuant to FGS’ shareholder meeting resolution dated January 13, 2021 (“Acquisition Date”), two of the Company’s subsidiaries entered into the fourth supplemental agreement to the investment agreement with FGS and FGS’ founding shareholders to acquire 8% equity ownership of FGS, as an exchange for waiver of the requirement on FGS’ performance goal about the number of gas stations and cancellation of the related lock-up terms on the 487,057 (27,059 shares post 2024 Reverse Split) Restricted Shares of the Company (reflecting the effect of one-for-five reverse share split) issued per the agreement signed on August 21, 2018. FGS failed to complete one of the three goals set up in the investment agreement. As a consequence, the Company shall cancel one third of the 487,057 (27,059 shares post 2024 Reverse Split) Restricted Shares, which shall be 162,352 (9,020 shares post 2024 Reverse Split) Restricted Shares. According to this new arrangement, the Company waived the goals and cancellation of the shares as a deemed consideration of the 8% equity. Based on the share price $1.61 ($28.98 post 2024 Reverse Split) on January 13, 2021, the fair value of the waived performance goal equals to ¥1,689,807 ($231,503). As a result, the Company owns 51% interest of FGS and this transaction was considered as a step acquisition under ASC 805 “Business Combinations”. A step acquisition gain of ¥979,254 ($134,157) arising from revaluation of previously held equity interest was recognized during the year ended June 30, 2021.

The Company retained independent appraisers to advise management in the determination of the fair value of customers relationship and goodwill. The values assigned in these financial statements represent management’s best estimate of fair values as of the Acquisition Date. The carrying value of other assets and liabilities other than customer relationship and goodwill, are approximate at their fair value as of the Acquisition Date.

The fair values of the identifiable assets and liabilities as at the date of the acquisitions are summarized in the following table:

	RMB	US Dollars
Cash	¥471,843	$67,473
Accounts receivable, net	831,049	118,838
Other receivables, net	144,285	20,632
Contract costs, net	75,250	10,761
Prepaid expenses	91,132	13,032
Property and equipment, net	118,130	16,892
Intercompany receivables*	6,850,000	979,537
Intangible assets- customer relationship	7,000,000	1,000,987
Goodwill	6,996,895	1,000,543
Accounts payable	(1,032,078)	(147,585)
Other payables	(1,273,182)	(182,063)
Other payable- related parties	(479,959)	(68,633)
Deferred revenue	(39,786)	(5,689)
Accrued payroll and employees’ welfare	(1,629,519)	(233,018)
Taxes payable	(64,253)	(9,188)
Deferred tax liability	(1,050,000)	(150,148)
Total	¥17,009,807	$2,432,370
Cash considerations	—	—
Deemed equity consideration to acquire 8% equity interest in FGS	1,689,807	241,639
Fair value of previously held equity interest	30,530,000	4,365,732
Non-controlling interest	34,790,000	4,974,904
Capital contribution receivable due from non-controlling Interest	(50,000,000)	(7,149,905)
Total	¥17,009,807	$2,432,370

*Intercompany receivables from Nanjing Recon and BHD are eliminated upon consolidation.

The noncontrolling interest has been recognized at fair value net with subscription receivable on the acquisition date.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Goodwill and intangible assets

The excess of purchase price over the fair value of assets acquired and liabilities assumed of the business acquired was recorded as goodwill. The goodwill is not expected to be deductible for tax purposes. In conjunction with the preparation of our consolidated financial statement for the six months ended December 31, 2024 and 2025, the management performed evaluation on the impairment of goodwill and concluded that there was no impairment for goodwill for the six months ended December 31, 2024 and 2025. As of December 31, 2025, goodwill was fully impaired.

The identifiable goodwill acquired and the carrying value as of December 31, 2025 is as follows:

	Fair Value
	RMB	US Dollars
	(Unaudited)	(Unaudited)
Goodwill	¥6,996,895	$1,000,543
Less: impairment	(6,996,895)	(1,000,543)
The carrying value of goodwill as of December 31, 2025	¥—	$—

The fair value of identified intangible assets, which is customer relationship, and its estimated useful lives as of December 31, 2025 is as follows:

			Average
			Useful Life
	Fair Value		(in Years)
	RMB	US Dollars
	(Unaudited)	(Unaudited)
Intangible assets - customer relationship	¥7,000,000	$1,000,987	10
Less: accumulated amortization	(1,750,000)	(250,247)
Less: impairment	(5,250,000)	(750,740)
Intangible assets - customer relationship, net	¥—	$—

The amortization expense of customer relationship was all nil for the six months ended December 31, 2024 and 2025, respectively.

Impairment loss for intangible assets - customer relationship was all nil for the six months ended December 31, 2024 and 2025, respectively. As intangible assets - customer relationship was not able to generate enough future cashflow. Therefore, the Company decided to record full impairment of the intangible assets - customer relationship during the year ended June 30, 2023.

NOTE 14. LEASES

The Company leases office spaces and land use rights under non-cancelable operating leases, with terms ranging from one to fifty years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The table below presents the operating lease related assets and liabilities recorded on the balance sheets:

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
		(Unaudited)	(Unaudited)
Rights of use lease assets	¥18,975,692	¥17,537,008	$2,507,759
Less: impairment	—	—	—
Rights of use lease assets, net	¥18,975,692	¥17,537,008	$2,507,759

Operating lease liabilities – current	¥1,761,231	¥1,759,435	$251,596
Operating lease liabilities – non-current	1,081,827	363,277	51,948
Total operating lease liabilities	¥2,843,058	¥2,122,712	$303,544

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2025:

	June 30,	December 31,
	2025	2025
	RMB	RMB
		(Unaudited)
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	39.86	42.15
Weighted average discount rate	3.0%	3.0%

Operating lease costs and short-term lease costs for the six months ended December 31, 2024 were ¥2,931,265 and ¥316,233, respectively.

Operating lease costs and short-term lease costs for the six months ended December 31, 2025 were ¥1,237,168 ($176,913) and ¥620,951 ($88,795), respectively.

Impairment loss for the ROU was all nil for the six months ended December 31,2024 and 2025, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2025:

	RMB	US Dollars
Twelve months ending December 31,	(Unaudited)	(Unaudited)
2026	¥1,793,751	$256,503
2027	365,071	52,204
Total lease payments	2,158,822	308,707
Less: imputed interest	(36,110)	(5,163)
Present value of lease liabilities	2,122,712	303,544
Less: operating lease liabilities – current	1,759,435	251,596
Operating lease liabilities – non-current	¥363,277	$51,948

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 15. OTHER PAYABLES

Other payables consisted of the following:

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
Third Parties		(Unaudited)	(Unaudited)
Professional service fees	¥2,211,757	¥671,266	$95,990
Distributors and employees	2,837,272	3,930,118	561,999
Accrued expenses	523,917	481,884	68,908
Others	581,943	65,573	9,377
Total	¥6,154,889	¥5,148,841	$736,274

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
Related Parties		(Unaudited)	(Unaudited)
Expenses paid by the major shareholders	¥2,382,218	¥604,975	$86,510
Due to family members of the owners of BHD and FGS	545,159	649,559	92,886
Due to management staff for costs incurred on behalf of the Company	—	36,022	5,151
Total	¥2,927,377	¥1,290,556	$184,547

NOTE 16. CONTRACT LIABILITY

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
Third Parties		(Unaudited)	(Unaudited)
Contract liability	¥4,719,255	¥1,273,179	$182,062
Total	¥4,719,255	¥1,273,179	$182,062

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
Related Parties		(Unaudited)	(Unaudited)
Contract liability from unconsolidated entities	¥—	¥400,000	$57,199
Total	¥—	¥400,000	$57,199

The movement in Contract labilities due to third parties is as follows:

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
Third Parties		(Unaudited)	(Unaudited)
Balance at beginning of the period	¥1,820,481	¥4,719,255	$674,844
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	(761,824)	(3,634,599)	(519,740)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	3,660,598	188,523	26,958
Balance at end of the period	¥4,719,255	¥1,273,179	$182,062

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
Related Parties		(Unaudited)	(Unaudited)
Balance at beginning of the period	¥—	¥—	$—
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	—	400,000	57,199
Balance at end of the period	¥—	¥400,000	$57,199

NOTE 17. TAXES PAYABLE

Taxes payable consisted of the following:

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
		(Unaudited)	(Unaudited)
VAT payable	¥193,484	¥2,091,590	$299,093
Income tax payable	440,030	440,016	62,921
Other taxes payable	162,115	323,477	46,257
Total taxes payable	¥795,629	¥2,855,083	$408,271

NOTE 18. BANK LOANS

Short-term bank loans consisted of the following:

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
		(Unaudited)	(Unaudited)
Industry and Commercial Bank of China (“ICBC”) (1)	¥10,000,000	¥10,000,000	$1,429,981
China Construction Bank (2)	1,106,009	1,106,120	158,173
Industry and Commercial Bank of China (“ICBC”) (3)	476,327	476,364	68,119
Bank of Nanjing (4)	—	4,003,322	572,468
Total short-term bank loans	¥11,582,336	¥15,585,806	$2,228,741
(1)	On June 6, 2025, BHD drew down ¥10,000,000 ($1,429,981) under its revolving loan facility with ICBC as working capital for a term of one year, maturing on June 5, 2026. This loan is pledged by the self-owned housing property of one of the founders of BHD with carrying value of approximately ¥17.0 million ($2.4 million) as collateral for this loan.
(2)	On June 3, 2025, FGS entered into a revolving loan facility with China Construction Bank to borrow up to ¥1,105,000 ($158,013) as working capital for twelve months, with a maturity date of June 3, 2026. The loan has a fixed interest rate of 3.65% per annum. Some non-controlling shareholder of FGS was co-borrower and bore joint and several liability for this loan.
(3)	On June 18, 2025, FGS entered into a revolving loan facility with ICBC to borrow up to ¥476,000 ($68,067) as working capital for 360 days, with a maturity date of June 13, 2026. The loan has a fixed interest rate of 2.75% per annum.
(4)	On November 12, 2025 and December 26, 2025, NJ entered into two working capital loan agreements with Bank of Nanjing, each amounting to ¥2,000,000 with a term of twelve months. The maturity dates were November 11, 2026 and December 25, 2026, respectively. Both loans have a fixed interest rate of 2.3% per annum.

Interest expense for the short-term bank loan was ¥169,930 and ¥155,224 ($22,197) for the six months ended December 31,2024 and 2025, respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 19. SHORT-TERM BORROWINGS DUE TO RELATED PARTIES

Short-term borrowings due to related parties consisted of the following:

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
Short-term borrowings due to related parties:		(Unaudited)	(Unaudited)
Short-term borrowing from a Founder, 3.45% annual interest, due on December 13, 2025	¥10,017,250	¥—	$—
Short-term borrowing from a Founder, 3.45% annual interest, due on December 9, 2026	—	10,018,208	1,432,585
Total short-term borrowings due to related parties	¥10,017,250	¥10,018,208	$1,432,585

No short-term borrowings due to related parties were guaranteed or collateralized as of June 30, 2025 and December 31, 2025.

Interest expense for short-term borrowings due to related parties were ¥176,333 and ¥176,333 ($25,215) for the six months ended December 31, 2024 and 2025, respectively.

NOTE 20. LONG-TERM BORROWINGS DUE TO RELATED PARTIES

Long-term borrowings due to related parties consisted of the following:

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
Long-term borrowings due to related parties:		(Unaudited)	(Unaudited)
Long-term borrowing from a Founder, 3.75% annual interest, three years loan, due in April 29, 2027	¥10,000,000	¥10,000,000	$1,429,981
Total long-term borrowings due to related parties	¥10,000,000	¥10,000,000	$1,429,981

On May 29, 2024, the Company entered into a three-year supplemental agreement with the founder, changing loan maturity date from June 4, 2024, and June 16, 2024, to April 29, 2027 and the annual interest rate to 3.75%.

Interest expense for short-term borrowings due to related parties was ¥191,667 and ¥192,708 ($27,557) for the six months ended December 31, 2024 and 2025, respectively.

NOTE 21. CLASS A ORDINARY SHARES

Share offering

On March 15, 2023, the Company and certain institutional investors (the “Purchasers”) entered into that certain securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 8,827,500 (490,417 shares post 2024 Reverse Split) Class A Ordinary Shares, par value $0.0925 (US$1.67 post 2024 Reverse Split) per share and 1,175,000 (65,278 pre-funded warrants post 2024 Reverse Split) pre-funded warrants (the “Pre-Funded Warrants”) to purchase Class A Ordinary Shares in a registered direct offering, and warrants to purchase up to 10,002,500 (555,694 shares post 2024 Reverse Split) Class A Ordinary Shares in a concurrent private placement, for gross proceeds of approximately $8.0 million before deducting the placement agent’s fees and other estimated offering expenses.

On October 16, 2023, 1,175,000 (65,278 pre-funded warrants post 2024 Reverse Split) pre-funded warrants issued on March 15, 2023 were exercised by investor and 1,175,000 (65,278 shares post 2024 Reverse Split) Class A Ordinary Shares were issued and being outstanding.

On March 29, 2024, the Company’s shareholders approved the reverse shares split of the Company’s Class A Ordinary Shares at the ratio of one-for-eighteen with the market effective date of May 1, 2024 (the “2024 Reverse Split”). In connection with the reverse

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

shares split, on March 29, 2024 the Company’s shareholder approved and authorized the Company’s registered office service agent to filed the Fourth Amended and Restated Memorandum and Articles of Association with local registry, and change its authorized share capital from: US$15,725,000 divided into 150,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0925 each, and 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each, to: US$58,000 divided into 500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 80,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each (the “2024 change in capital structure”). As a result of the 2024 Reverse Split, each eighteen pre-split Class A Ordinary Shares outstanding were automatically combined and converted to one issued and outstanding Class A Ordinary Share. No fractional Class A Ordinary Shares were issued to any shareholders in connection with the 2024 Reverse Split. Each shareholder was entitled to receive one Class A Ordinary Shares in lieu of the fractional share that would have resulted from the reverse shares split. The Depository Trust Company (the “DTC”) requested the Company’s transfer agent to issue 54,727 round-up Class A Ordinary Shares. As of May 1, 2024 (immediately prior to the effective date), there were 141,703,218 Class A Ordinary Shares outstanding, and the number of Class A Ordinary Shares outstanding after the 2024 Reverse Split is 7,927,132, taking into account of the effect of rounding fractional shares into whole shares. In addition, all Class A Ordinary Shares, options and any other Class A securities of the Company outstanding immediately prior to the 2024 Reverse Split was retroactively applied by dividing the number of ordinary shares into which the options and other securities are exercisable by 18 and multiplying the exercise price thereof by 18, as a result of the 2024 Reverse Split. All share and earnings per-share information have been retroactively adjusted to reflect the 2024 Reverse-Split. The Company had 500,000,000 authorized Class A Ordinary Shares, par value of $0.0001, of which 10,627,426 and 10,627,426 Class A Ordinary Shares were issued and outstanding as of June 30, 2025 and December 31, 2025, respectively. The Company had 80,000,000 authorized Class B Ordinary Shares, par value of $0.0001, of which 20,000,000 and 20,000,000 Class B Ordinary Shares were issued and outstanding as of June 30, 2025 and December 31, 2025, respectively.

Appropriated Retained Earnings

According to the Memorandum and Articles of Association, the Company is required to transfer a certain portion of its net profit, as determined under PRC accounting regulations, from current net income to the statutory reserve fund. In accordance with the PRC Company Law, companies are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory reserves until such reserves reach 50% of the registered capital of the companies. As of June 30, 2025 and December 31, 2025, the balance of total statutory reserves was ¥4,148,929 and ¥4,148,929 ($593,289), respectively.

NOTE 22. ORDINARY SHARES PURCHASE WARRANTS ISSUED TO INVESTORS

In June 2021, the Company issued to some institutional investors warrants to purchase an aggregate of up to 8,814,102 (489,673 shares post 2024 Reverse Split) Class A Ordinary Shares. (the “Warrant 2021”) The warrants are subject to deemed-liquidation redemption features and are therefore classified as a liability in accordance with FASB ASC 480. Warrant liability is classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities. The warrant liability is re-valued at each reporting period with the change in fair value recorded through earnings. The Company established the initial fair value of the warrants at $34,860,000. During the year ended June 30, 2023, the exercise price of warrants to purchase an aggregate of up to 7,950,769 (441,710 shares post 2024 Reverse Split) Class A Ordinary Shares was adjusted to $0.80 ($14.40 post 2024 Reverse Split), and the exercise price of the remaining warrants to purchase an aggregate of up to 863,333 (47,964 shares post 2024 Reverse Split) Class A Ordinary Shares remained at $6.24 ($112.32 post 2024 Reverse Split).

On December 14, 2023, the Company entered into a Warrant Purchase Agreement with certain accredited investors pursuant to which the Company agreed to buy back an aggregate of 7,950,769 (441,710 warrants post 2024 Reverse Split) warrants from the investors, and the investors agreed to sell the Warrants back to the Company. The purchase price for each Warrant was $0.25 ($4.50 post 2024 Reverse Split). As of December 31, 2025, The Company still holds the investor 863,333 (47,964 warrants post 2024 Reverse Split) warrants. As of June 30, 2025 and December 31, 2025, the fair value of the warrant liability of the Warrant 2021 was $96 and $14 (¥17,504). During the six months ended December 31, 2024 and 2025, there was change in fair value of warrant liability in an aggregate amount of $1,415 and $84, respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The key inputs into the Black-Scholes model were as follows at their measurement dates:

	December 31,	June 30,
Input	2025	2025
Number of warrants	$47,964	$47,964
Share price	$1.58	$2.52
Risk-free interest rate	3.49%	3.85%
Volatility	116%	95%
Exercise price	$112.32	$112.32
Warrant life	0.96 years	1.96 years

The following table presents information about the Company’s warrants that were measured at fair value on a recurring basis as of June 30, 2025 and December 31, 2025, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

		Quoted Prices In	Significant Other	Significant Other
	June 30,	Active Markets	Observable Inputs	Unobservable Inputs
Description	2025	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Warrant liability - non-current	$96	$—	$—	$96

		Quoted Prices In	Significant Other	Significant Other
	December 31,	Active Markets	Observable Inputs	Unobservable Inputs
Description	2025	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Warrant liability - current	$14	$—	$—	$14

The following table summarizes the Company’s Warrants activities and status of Warrants as of December 31, 2025:

		Weighted	Average
		Average	Remaining
		Exercise Price	Period
Warrants	Warrants*	Per Share*	(Years)
Outstanding as of June 30, 2024	47,964	$112.32	2.96
Issued	—	—	—
Redeemed	—	—	—
Forfeited	—	—	—
Exercised	—	—	—
Expired	—	—	—
Outstanding as of June 30, 2025	47,964	$112.32	1.96
Issued	—	—	—
Redeemed	—	—	—
Forfeited	—	—	—
Exercised	—	—	—
Expired	—	—	—
Outstanding as of December 31, 2025	47,964	$112.32	0.96

*Retrospectively restated for the 1-for-18 reverse share split on May 1, 2024.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 23. SHARE-BASED COMPENSATION

Share-Based Awards Plan

The following is a summary of the share options activity:

Weighted
Average
Exercise Price
Share Options	Shares*	Per Share*
Outstanding as of June 30, 2024	4,456	$148.50
Granted	—	—
Forfeited	—	—
Exercised	—	—
Expired	4,456	—
Outstanding as of June 30, 2025	—	$—
Granted	—	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding as of December 31, 2025	—	$—

*Retrospectively restated for the 1-for-18 reverse share split on May 1, 2024.

The Share-based compensation expense recorded for share options granted were all nil for the six months ended December 31, 2024 and 2025, respectively. No unrecognized share-based compensation for share options as of December 31, 2025.

Restricted Shares to Senior Management and Staff

As of December 31, 2025, the Company has granted restricted Class A Ordinary Shares to senior management and employees as follows:

On February 28, 2022, the Company granted 1,642,331 (91,241 shares post 2024 Reverse Split) Class A Ordinary Shares to its employees as compensation cost for awards. The fair value of the restricted shares was $1,708,024 based on the closing share price $1.04 ($18.72 post 2024 Reverse Split) on February 28, 2022. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. As of December 31, 2025, 1,642,331 (91,241 shares post 2024 Reverse Split) shares were vested.

On March 15, 2023, the Company issued 1,000,000 (55,556 shares post 2024 Reverse Split) restricted Class A Ordinary Shares with a value of $372,600 based on the closing share price of $0.3726 ($6.71 post 2024 Reverse Split) on March 15, 2023 to its employee as compensation for service to the Company on new business exploration. The service period was six months from the date of grant. All of the restricted shares were issued on March 15, 2023, and the granted shares under this plan were vested on September 15, 2023.

On February 26, 2024, the Company granted 6,255,483 (347,527 shares post 2024 Reverse Split) restricted Class A Ordinary Shares to its management and staff. The fair value of the Class A restricted shares was $988,366 based on the fair value of share price $0.158 ($2.844 post 2024 Reverse Split) on February 26, 2024. The granted shares under this plan were vested on February 26, 2025 and all of the restricted shares were issued on May 7,2025.

On March 31,2025, the Company granted 2,263,194 restricted Class A Ordinary Shares to its management and staff. The fair value of the Class A restricted shares was $3,496,635 based on the fair of share price $1.545 on March 31,2025. All of the restricted shares were issued on March 31,2025. These restricted shares will vest over two years with half of the shares vesting each year from the grant date. As the date of this report, no shares under this plan are vested.

Nil and nil restricted Class A restricted shares were issued and outstanding for the six months ended December 31, 2024 and 2025, respectively, for all the plans mentioned above.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of December 31, 2025, the Company has granted restricted Class B Ordinary Shares to senior management as follows:

On February 28, 2022, the Company granted 1,600,000 restricted shares to its management as compensation cost for awards. The fair value of the restricted shares was $1,694,000 based on the fair value of share price $1.06 at February 28, 2022. These restricted shares vested immediately on the grant date. All granted shares under this plan are issued and outstanding on February 28, 2022.

On March 9, 2023, the Company granted 3,000,000 restricted shares to its management as compensation cost for awards. The fair value of the restricted shares was $3,025,000 based on the fair value of share price $1.01 at March 9, 2023. These restricted shares vested immediately on the grant date. All granted shares under this plan are issued and outstanding on March 9, 2023.

On February 26, 2024, the Company granted 12,900,000 restricted Class B Ordinary Shares to its management as compensation cost for awards. The fair value of the Class B restricted shares was $2,130,000 based on the fair value of share price $0.17 at February 26, 2024. These restricted shares vested immediately on the grant date. All granted shares under this plan are issued and outstanding on August 1, 2024.

12,900,000 and nil restricted Class B restricted shares were issued and outstanding for the six months ended December 31, 2024 and 2025, respectively, for all the plans mentioned above.

The share-based compensation expense recorded for restricted shares issued for management was ¥5,353,151 and ¥6,343,508 ($874,159) for the six months ended December 31, 2024 and 2025, respectively. The total unrecognized share-based compensation expense of restricted shares issued for management and employees as of December 31, 2025 was approximately ¥15.8 million ($2.2 million), which is expected to be recognized over a weighted average period of approximately 1.25 years.

Restricted Shares for Services

As of December 31, 2025, the Company has granted restricted Class A Ordinary Shares to consultant as follows:

On November 10, 2021, the Company signed a service agreement with Starry. As the service consideration, the Company issued 500,000 (27,778 shares post 2024 Reverse Split) restricted Class A Ordinary Shares which vested in equal monthly amounts through the end of December 31, 2021. Half of the restricted Class A Ordinary Shares was valued based on the closing share price of $1.60 ($28.80 post 2024 Reverse Split) on December 10, 2021 and the other half was valued based on the closing share price of $1.31 ($23.58 post 2024 Reverse Split) on December 31, 2021. 250,000 (13,889 shares post 2024 Reverse Split) restricted Class A Ordinary Shares were issued on December 10, 2021 and the remaining 250,000 (13,889 shares post 2024 Reverse Split) restricted Class A Ordinary Shares were issued in January 2022.

On January 5, 2022, the Company signed a consulting agreement with Lintec Information Ltd (the “Consultant”). As the service consideration, the Company issued 1,050,000 (58,333 shares post 2024 Reverse Split) restricted Class A Ordinary Shares with a value of $1,354,500 based on the closing share price of $1.29 ($23.22 post 2024 Reverse Split) on January 5, 2022 to the Consultant as payment for being the Company’s investment and financial advisor for a period of one year. The vesting period of these shares was one year from the date of contract. All of the restricted shares were issued under this plan on January 5, 2022 and all of the granted shares under this plan was vested until January 5, 2023.

On March 15, 2023, the Company signed a consulting agreement with some business consultants (the “Consultants”). As the service consideration, the Company issued 1,000,000 (55,556 shares post 2024 Reverse Split) restricted Class A Ordinary Shares with a value of $372,600 based on the closing share price of $0.3726 ($6.71 post 2024 Reverse Split) on March 15, 2023 to the Consultants as compensation for acting as advisors to the Company on new business exploration. The vesting period of these shares was six months from the date of contract. All of the restricted shares were issued under this plan on March 15, 2023 and the granted shares under this plan have been vested until September 15, 2023.

Nil and nil restricted Class A restricted shares were issued and outstanding during the six months ended December 31, 2024 and 2025, respectively, for all the plans mentioned above.

The share-based compensation expense recorded for restricted shares issued for service was nil and nil for the six months ended December 31, 2024 and 2025, respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Following is a summary of the restricted shares granted:

Restricted share grants	Shares*
Non-vested as of June 30, 2024	377,939
Granted	2,263,194
Vested	(377,939)
Non-vested as of June 30, 2025	2,263,194
Granted	—
Vested	—
Non-vested as of December 31, 2025	2,263,194

*Retrospectively restated for the 1-for-18 reverse share split on May 1, 2024.

The following is a summary of the status of restricted share at December 31, 2025:

Outstanding Restricted Shares
		Average
		Remaining
Fair Value per		Amortization
Share	Number	Period (Years)
$1.545	2,263,194	1.25
	2,263,194

NOTE 24. INCOME TAX

The Company is not subject to any income taxes in the United States or the Cayman Islands and had minimal operations in jurisdictions other than the PRC. BHD and Nanjing Recon are subject to PRC’s income taxes as PRC domestic companies. The Company follows Implementing Rules for the Enterprise Income Tax Law (“Implementing Rules”), which took effect on January 1, 2008 and unified the income tax rate for domestic-invested and foreign-invested enterprises at 25%.

Nanjing Recon was approved as a government-certified high-technology company and is subject to a reduced income tax rate of 15% through November 30, 2019. Nanjing Recon reapplied for a high-technology company certificate, and the new certificate was approved as November 22, 2019 and expired on November 22, 2022. Nanjing Recon reapplied for a high-technology company certificate, and the new certificate was approved as October 12, 2022 and will expire on October 12, 2025. Nanjing Recon reapplied for a high - technology company certificate, and the new certificate was approved as November 18, 2025 and will expire on November 18, 2028.

As approved by the domestic tax authority in the PRC, BHD was recognized as a government-certified high-technology company on November 25, 2009 and is subject to a reduced income tax rate of 15% through November 25, 2018. BHD reapplied for a high-technology company certificate, and the new certificate was approved as October 31, 2018 and expired on October 31, 2021. BHD reapplied for a high-technology company certificate, and the new certificate was approved as December 17, 2021 and will expire on December 17, 2024. BHD reapplied for a high - technology company certificate, and the new certificate was approved as December 31, 2024 and will expire on December 31, 2027.

Income (loss) before provision for income taxes consisted of:

	For the six months ended December 31,
	2024	2025	2025
	RMB	RMB	US Dollars
	(Unaudited)	(Unaudited)	(Unaudited)
Outside China areas	¥(6,118,811)	¥(11,689,167)	$(1,671,529)
China	(14,609,179)	4,465,557	638,566
Total	¥(20,727,990)	¥(7,223,610)	$(1,032,963)

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Deferred tax assets, net is composed of the following:

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
		(Unaudited)	(Unaudited)
Deferred tax assets:
Allowance for credit losses	¥595,607	¥1,021,645	$146,093
Impairment for inventory	(115,494)	148,427	21,225
Net operating loss carryforwards	26,329,235	25,167,460	3,598,899
Subtotal	26,809,348	26,337,532	3,766,217
Less: Valuation allowance	(26,529,569)	(26,057,753)	(3,726,209)
Total deferred tax assets, net	¥279,779	¥279,779	$40,008
Deferred tax liabilities:
Accelerated amortization of intangible assets	(132,891)	(132,891)	(19,003)
Gain on the previously held equity method investment	(146,888)	(146,888)	(21,005)
Recognition of customer relationship arising from business combinations	—	—	—
Total deferred tax liabilities	(279,779)	(279,779)	(40,008)
Deferred tax assets, net	¥—	¥—	$—

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries incurred a cumulative net operating loss (“NOL”) which may reduce future corporate taxable income. As of June 30, 2025, the cumulative NOL was approximately ¥131.8 million. During the six months ended December 31, 2025, the Company’s subsidiaries, VIEs and VIEs’ subsidiaries incurred an additional NOL carryforwards of approximately ¥7.6 million ($1.1 million). As of December 31, 2025, there are $12.5 million ($1.8 million) of the cumulative NOL that have expired, resulting in a cumulative NOL carryforwards of approximately ¥126.9 million ($18.1 million) as of December 31, 2025.

The NOL will expire over the next five years as follows:

	RMB	US Dollars
Twelve months ending December 31,	(Unaudited)	(Unaudited)
2026	¥32,533,742	4,652,263
2027	27,137,905	3,880,669
2028	34,868,363	4,986,110
2029	20,017,992	2,862,535
2030	12,364,718	1,768,131
Total	¥126,922,720	$18,149,708

The Company’s income tax expense (benefit) is comprised of the following:

	For the six months ended December 31,
	2024	2025	2025
	RMB	RMB	US Dollars
	(Unaudited)	(Unaudited)	(Unaudited)
Current income tax provision	¥1,609	¥(1,609)	$(230)
Deferred income tax provision	—	—	—
Expense (Benefit) for income tax	¥1,609	¥(1,609)	$(230)

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 25. NON-CONTROLLING INTEREST

Non-controlling interest consisted of the following:

	As of June 30, 2025
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	FGS	MSJ	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US Dollars
Paid-in capital	¥926,592	¥200,000	¥4,805,000	—	¥—	—	¥5,931,592	$828,018
Capital contribution receivable due from non-controlling Interest	—	—	—	—	(48,870,000)		(48,870,000)	(6,821,988)
Unappropriated retained earnings (deficit)	3,477,493	3,616,001	(8,498,212)	(1,452,105)	(2,329,068)	(92,769)	(5,278,660)	(736,873)
Accumulated other comprehensive loss	(18,850)	(11,853)	—	—	—	—	(30,703)	(4,286)
Valuation increase shared by minority shareholders	—	—	—	—	34,790,000	—	34,790,000	4,856,497
Total non-controlling interests	¥4,385,235	¥3,804,148	¥(3,693,212)	(1,452,105)	¥(16,409,068)	(92,769)	(13,457,771)	(1,878,632)

	As of December 31, 2025
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	FGS	MSJ	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US Dollars
Paid-in capital	¥926,592	¥200,000	¥4,805,000	—	¥—	—	¥5,931,592	$848,206
Capital contribution receivable due from non-controlling Interest	—	—	—	—	(48,870,000)	—	(48,870,000)	(6,988,317)
Unappropriated retained earnings (deficit)	3,477,493	4,123,773	(8,846,171)	(1,427,520)	(3,886,759)	(118,462)	(6,677,646)	(954,891)
Accumulated other comprehensive loss	(18,850)	(11,853)	—	—	—	—	(30,703)	(4,390)
Change of non-controlling interest due to disposal of former subsidiaries’ equity interest	—	—	—	1,427,520	—	118,462	1,545,982	221,072
Valuation increase shared by minority shareholders	—	—	—	—	34,790,000	—	34,790,000	4,974,904
Total non-controlling interests	¥4,385,235	¥4,311,920	¥(4,041,171)	—	¥(17,966,759)	—	(13,310,775)	(1,903,416)

NOTE 26. CONCENTRATIONS

Credit risk

As of June 30, 2025 and December 31, 2025, approximately ¥36.6 million and ¥38.0 million ($5.4 million) of the Company’s cash was on deposit at financial institutions in the PRC, respectively. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 for each financial institution. The Company’s total unprotected cash held in banks amounted to approximately ¥31.1 million and ¥34.0 million ($4.9 million) as of June 30, 2025 and December 31, 2025, respectively. As of June 30, 2025 and December 31, 2025, approximately ¥65.9 million and ¥37.1 million ($5.3 million) of the Company’s cash was on deposit at financial institutions in the Hong Kong, respectively. Per Hong Kong regulations, the maximum insured bank deposit amount is HKD 800,000 for each financial institution. The Company’s total unprotected cash held in banks amounted to approximately ¥63.4 million and ¥34.1 million ($4.9 million) as of June 30, 2025 and December 31, 2025, respectively.

Customer and supplier concentration risk

For the six months ended December 31, 2024, CNPC represented 50%, SINOPEC represented 8%, CNOOC represented 9%, and another customer represented 33% of the Company’s total revenue, respectively. At December 31, 2024, CNPC accounted for 29%, SINOPEC represented 21%, CNOOC represented 9%, and another customer accounted for 40% of the Company’s trade accounts receivable, net, respectively.

For the six months ended December 31, 2025, CNPC represented 73%, SINOPEC represented 8%, CNOOC represented 9%, and another customer represented 10% of the Company’s total revenue, respectively. At December 31, 2025, CNPC accounted for 54%, SINOPEC represented 10%, CNOOC represented 10%, and another customer accounted for 26% of the Company’s trade accounts receivable, net, respectively.

For the six months ended December 31, 2025, two major suppliers accounted for approximately 28% and 24% of the total purchases, respectively. For the six months ended December 31, 2024, two major suppliers accounted for approximately 20% and 6.2% of the total purchases, respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 27. COMMITMENTS AND CONTINGENCY

(a)   Contingency

Severance payments

The Labor Contract Law of the PRC requires employers to assure the liability of severance payments if employment contracts are terminated. The employers will be liable for one month of severance pay for each year of the service provided by the employees. As of December 31, 2025, the Company estimated its severance payments of approximately ¥8.1 million ($1.1 million) which has not been reflected in its consolidated financial statements, because management cannot predict what the actual payment, if any, will be in the future.

Legal contingencies

As of the report date, the minority shareholders of Gansu BHD Company have been changed, and the legal disputes with its former minority shareholders regarding company operations have been resolved. Production activates were not allowed during this period. Additionally, the enterprise is currently renewing its hazardous waste permit and is in a state of abnormal operation.

(b)   Purchase commitment

The total future minimum purchase commitment under the non-cancellable purchase contracts as of December 31, 2024 are payable as follows:

	RMB	US Dollars
Twelve months ending December 31,	(Unaudited)	(Unaudited)
2026	¥44,067,538	$6,301,574
Total minimum payments required	¥44,067,538	$6,301,574

(c) Leases Commitment

The Company has entered into several operating leases for office premises with the property owner and service agreements with a property service company, respectively. According to the agreements, the Company is required to pay rent and property management fees for future periods, of which, future rent payments have been included in lease liabilities as disclosed in Note 12, and the future property management fees payable as of December 31, 2025 are disclosed as follows:

Twelve months ending December 31,	RMB	US Dollars
2026	¥441,015	$63,064
2027	135,391	19,361
Total	¥576,406	$82,425

NOTE 28. RELATED PARTY TRANSACTIONS AND BALANCES

Contract liabilities- related parties

The details of contract liabilities- related parties are as below:

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
		(Unaudited)	(Unaudited)
Contract liability from unconsolidated entities	¥—	¥400,000	$57,199
Total contract liabilities- related parties	¥—	¥400,000	$57,199

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Leases from related parties - The Company has various agreements for the lease of office space owned by the founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥96,875 ($13,853) with annual rental expense at ¥1.2 million ($0.2 million).

The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	US Dollars
Nanjing Recon	One of the founders	April 1, 2024 - March 31, 2026	¥40,000	$5,720
BHD	One of the founders	January 1, 2024- Dec 31, 2025	33,250	4,755
BHD	One of the founders	January 1, 2024- Dec 31, 2025	23,625	3,378

As of June 30, 2025, the operating lease ROU assets and corresponding operating lease liabilities of leases from related parties was ¥696,851 ($99,648) and ¥355,601 ($50,850), respectively.

As of December 31, 2025, the operating lease ROU assets and corresponding operating lease liabilities of leases from related parties was ¥119,411 ($17,075) and ¥119,411 ($17,075), respectively.

Guarantee/collateral related parties – The Company’s founders provide guarantee and collateral for the Company’s short-term bank loans (see Note 18).

NOTE 29. VARIABLE INTEREST ENTITIES

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs and their subsidiaries with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Summary information regarding consolidated VIEs and their subsidiaries is as follows:

	June 30, 2025	December 31, 2025	December 31, 2025
	RMB	RMB	US Dollars
ASSETS
Current Assets
Cash	¥8,486,745	¥18,642,778	$2,665,882
Restricted cash	8,204	8,204	1,173
Notes receivable	—	178,200	25,482
Accounts receivable, net	35,852,484	77,585,955	11,094,644
Inventories, net	1,344,588	654,919	93,653
Other receivables, net	4,844,928	2,532,513	362,145
Loans to third parties	21,753,233	25,155,661	3,597,212
Purchase advances, net	130,531	14,635	2,093
Contract costs, net	53,547,408	26,519,752	3,792,274
Prepaid expenses	37,276	—	—
Total current assets	126,005,397	151,292,617	21,634,558

Property and equipment, net	19,961,664	18,489,206	2,643,921
Investment in unconsolidated entity	—	1,474,974	210,918
Long-term loan to third parties	18,500,000	18,500,000	2,645,465
Operating lease right-of-use assets, net - non-current	4,450,450	3,161,768	452,127
Total Assets	¥168,917,511	¥192,918,565	$27,586,989

LIABILITIES
Short-term bank loans	¥11,582,336	¥15,585,806	$2,228,741
Accounts payable	12,113,970	23,639,705	3,380,433
Other payables	3,709,852	3,996,659	571,515
Other payable- related parties	2,906,544	1,207,701	172,699
Contract liabilities	4,719,255	1,273,179	182,062
Contract liabilities- related parties	—	400,000	57,199
Accrued payroll and employees’ welfare	2,129,242	4,428,961	633,333
Intercompany payables*	265,588,956	263,248,917	37,644,094
Taxes payable	795,629	2,785,311	398,294
Short-term borrowings - related parties	10,017,250	10,018,208	1,432,585
Operating lease liabilities - current	1,761,231	1,759,435	251,596
Total current liabilities	315,324,265	328,343,882	46,952,551

Operating lease liabilities - non-current	1,081,827	363,277	51,948
Long-term borrowings - related party	10,000,000	10,000,000	1,429,981
Total Liabilities	¥326,406,092	¥338,707,159	$48,434,480

*Intercompany payables are eliminated upon consolidation.

The financial performance of VIEs and their subsidiaries reported in the unaudited condensed consolidated interim statement of operations and comprehensive income for the six months ended December 31, 2024 includes revenues of ¥42,069,270, operating expenses of ¥26,163,114, and net loss of ¥12,484,924.

The financial performance of VIEs and their subsidiaries reported in the unaudited condensed consolidated interim statement of operations and comprehensive income for the six months ended December 31, 2025 includes revenues of ¥85,048,921 ($12,161,834), operating expenses of ¥23,503,176 ($3,360,909), and net loss of ¥5,203,966 ($744,157).

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 30. SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has four operating segments: automation product and software, equipment and accessories, oilfield environmental protection and platform outsourcing services.

The following tables present summary information by segment for the six months ended December 31, 2024 and 2025, respectively:

	For the six months ended December 31,
	2024	2025	2025
	RMB	RMB	US Dollars
	(Unaudited)	(Unaudited)	(Unaudited)
Automation product and software	¥20,923,759	¥62,279,498	$8,905,850
Equipment, accessories and others	15,684,480	17,289,486	2,472,364
Oilfield environmental protection	2,721,894	5,479,937	783,620
Platform Outsourcing Services	2,739,137	—	—
Total revenue	¥42,069,270	¥85,048,921	$12,161,834

	For the six months ended December 31, 2025
	Automation	Equipment,	Oilfield	Platform
	product and	accessories	environmental	outsourcing	Chemical
	software	and others	protection	services	recycle	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	¥62,279,498	¥17,289,486	¥5,479,937	¥—	¥—	¥85,048,921
Cost of revenue and related tax	40,686,384	13,154,791	2,729,988	—	—	56,571,163
Gross profit	¥21,593,114	¥4,134,695	¥2,749,949	¥—	¥—	¥28,477,758
Depreciation and amortization	¥292,652	¥121,169	¥1,021,535	¥—	¥3,089	¥1,438,445
Capital expenditures	¥120,142	¥107,557	¥—	¥—	¥28,369,258	¥28,596,957
Timing of revenue recognition:
Goods transferred at a point in time	53,316,883	17,289,486	5,479,937	—	—	76,086,306
Services rendered over time	8,962,615	—	—	—	—	8,962,615
Total revenue	¥62,279,498	¥17,289,486	¥5,479,937	¥—	¥—	¥85,048,921

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

	For the six months ended December 31, 2024
	Automation	Equipment,	Oilfield	Platform
	product and	accessories	environmental	outsourcing	Chemical
	software	and others	protection	services	recycle	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	¥20,923,759	¥15,684,480	¥2,721,894	¥2,739,137	¥—	¥42,069,270
Cost of revenue and related tax	12,381,024	11,151,894	4,852,390	329,160	—	28,714,468
Gross profit	¥8,542,735	¥4,532,586	¥(2,130,496)	¥2,409,977	¥—	¥13,354,802
Depreciation and amortization	¥255,103	¥440,240	¥1,028,723	¥—	¥150,003	¥1,874,069
Capital expenditures	¥27,300	¥557,106	¥—	¥—	¥—	¥584,406
Timing of revenue recognition:				—
Goods transferred at a point in time	17,064,210	15,684,480	2,721,894	2,139,137	—	37,609,721
Services rendered over time	3,859,549	—	—	600,000	—	4,459,549
Total revenue	¥20,923,759	¥15,684,480	¥2,721,894	¥2,739,137	¥—	¥42,069,270

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
		(Unaudited)	(Unaudited)
Total assets:
Automation product and software	¥125,953,243	¥141,514,484	$20,236,302
Equipment, accessories and others	131,869,561	128,633,728	18,394,378
Oilfield environmental protection	74,481,593	66,278,920	9,477,760
Platform outsourcing services	57,208,575	48,398,088	6,920,835
Chemical recycling	136,108,153	158,171,242	22,618,185
Total assets	¥525,621,125	¥542,996,462	$77,647,460

NOTE 31. SUBSEQUENT EVENTS

On February 13, 2026, the Company held its annual general meeting of shareholders (the “Annual Meeting”), at which shareholders approved the following special resolutions.

First, to increase the authorized share capital of the Company be increased from $58,000 divided into 500,000,000 Class A Ordinary Shares of a nominal or par value of $0.0001 each, and 80,000,000 Class B Ordinary Shares of a nominal or par value of $0.0001 each, to $320,000 divided into 3,000,000,000 Class A Ordinary Shares of a nominal or par value of $0.0001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of $0.0001 each, by the creation of 2,500,000,000 Class A Ordinary Shares of a nominal or par value of $0.0001 and 120,000,000 Class B Ordinary Shares of a nominal or par value of $0.0001 each.

Second, to authorize the Company effect one or more reverse share splits of its authorized, issued and outstanding Class A Ordinary Shares by way of consolidation at an exchange ratio of up to one-for-eight thousand (1:8,000) in the aggregate (the “Share Consolidations”), with each Share Consolidation to be effected at such time or times, and at a precise consolidation ratio or ratios, in each case as determined by the Directors in their absolute discretion within two years following the date of the AGM.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 32. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rules 12-04(a), 5-04(c), and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirements and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary and VIEs exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries and VIEs shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries and VIEs in the form of loans, advances, or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and the respective profit or loss as “Equity in earnings of subsidiaries and VIEs” on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of June 30, 2025 and December 31, 2025, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

RECON TECHNOLOGY, LTD

PARENT COMPANY BALANCE SHEETS (UNAUDITED)

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
		(Unaudited)	(Unaudited)
ASSETS
Cash	¥58,938,178	¥33,802,073	$4,833,632
Short-term investments	3,599,211	—	—
Due from intercompany*	467,888,857	456,757,725	65,315,486
Other current assets	101,882,614	99,584,193	14,240,350
Total Current Assets	632,308,860	590,143,991	84,389,468

Investment in subsidiaries and VIEs	(162,651,169)	(124,488,443)	(17,801,611)
Total Assets	¥469,657,691	¥465,655,548	$66,587,857

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other current liabilities	2,229,485	1,278,835	182,871
Warrant liability - current	—	98	14
Total Current Liabilities	2,229,485	1,278,933	182,885

Warrant liability - non-current	688	—	—
Total Liabilities	¥2,230,173	¥1,278,933	$182,885

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0001 U.S. dollar par value, 500,000,000 shares authorized; 10,627,426 shares and 10,627,426 shares issued and outstanding as of June 30, 2025 and December 31, 2025, respectively**	101,548	101,548	14,521
Class B ordinary shares, $0.0001 U.S. dollar par value, 80,000,000 shares authorized; 20,000,000 shares and 20,000,000 shares issued and outstanding as of June 30, 2025 and December 31, 2025, respectively**	14,038	14,038	2,007
Additional paid-in capital**	692,569,747	698,913,255	99,943,266
Accumulated deficit	(258,751,710)	(264,574,725)	(37,833,682)
Accumulated other comprehensive income	33,493,895	29,922,499	4,278,860
Total Shareholders’ Equity	467,427,518	464,376,615	66,404,972

Total Liabilities and Shareholders’ Equity	¥469,657,691	¥465,655,548	$66,587,857
*	Due from intercompany are eliminated upon consolidation.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

RECON TECHNOLOGY, LTD

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

	For the six months ended December 31,
	2024	2025	2025
	RMB	RMB	U.S. Dollars
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	¥—	¥—	$—
Cost of revenues	—	—	—
Gross profit	—	—	—

General and administrative expenses	11,962,691	14,659,390	2,096,265
Loss from operations	¥(11,962,691)	¥(14,659,390)	$(2,096,265)

Gain (loss) in fair value changes of warrants liability	(10,327)	584	84
Other income (expenses)	5,846,562	2,974,599	425,362
Equity in earnings of subsidiaries, VIEs and VIEs’ subsidiaries	(14,461,878)	5,861,192	838,139
Net loss	¥(20,588,334)	¥(5,823,015)	$(832,680)

FOREIGN CURRENCY TRANSLATION ADJUSTMENTS
Foreign currency translation adjustments related to investments in subsidiaries, VIEs and VIEs’ subsidiaries	1,207,501	(3,571,396)	(510,703)
Comprehensive loss attributable to the company	¥(19,380,833)	¥(9,394,411)	$(1,343,383)

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

RECON TECHNOLOGY, LTD

PARENT COMPANY STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the six months ended December 31,
	2024	2025	2025
	RMB	RMB	U.S. Dollars
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	¥(20,588,334)	¥(5,823,015)	$(832,680)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Gain (loss) in fair value changes of warrants liability	10,327	(584)	(84)
Restricted shares issued for management and employees	5,353,151	6,343,508	907,110
Accrued interest income from loans to third parties	(5,381,364)	(2,902,788)	(415,093)
Expensing of deferred financing costs	—	2,529,724	361,746
Equity in earnings of subsidiaries and VIEs	14,461,878	(5,861,192)	(838,139)
Other current assets	78,508	315,171	45,068
Other current liabilities	(1,191,370)	(950,651)	(135,941)
Net cash used in operating activities	(7,257,204)	(6,349,827)	(908,013)

Cash flows from investing activities:
Investment in consolidated entity	—	(20,979,300)	(3,000,000)
Repayments from loans to third parties	—	—	—
Payments made for loans to third parties	(21,897,900)	—	—
Redemption of short - term investments	88,892,092	3,496,550	500,000
Due from intercompany, VIEs and VIEs’ subsidiaries	(1,768,224)	11,131,133	1,591,731
Net cash (used in) generated by investing activities	65,225,968	(6,351,617)	(908,269)

Net cash used in financing activities:
Proceeds from sale of common share, net of issuance costs	(810,082)	—	—
Net cash used in financing activities	(810,082)	—	—

Effect of exchange rate fluctuation on cash	1,297,437	(12,434,661)	(1,778,133)

Net (decrease) increase in cash	58,456,119	(25,136,105)	(3,594,415)

CASH, beginning of period	16,473,018	58,938,178	8,428,047

CASH, end of period	¥74,929,137	¥33,802,073	$4,833,632